SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”). The address of AATI’s principal executive office is 3230 Scott Boulevard, Santa Clara, California 95054 and the telephone number of AATI’s principal executive office is (408) 737-4600.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of AATI (the “Shares” or the “Common Stock”). As of the close of business on December 5, 2011, there were (i) 44,301,895 Shares issued and outstanding, (ii) 6,747,913 Shares subject to outstanding options to acquire Shares (“Options”), of which Options to purchase 5,652,122 Shares were exercisable, and (iii) 2,151,462 Shares subject to restricted stock units of AATI (“RSUs”) were outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address. AATI is the person filing this Schedule 14D-9. The information about AATI’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. AATI’s website address is www.analogictech.com. The information on AATI’s website should not be considered a part of this Schedule 14D-9.

Tender Offer and Merger. This Schedule 14D-9 relates to the tender offer by PowerCo Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Skyworks with the Securities and Exchange Commission (the “SEC”) on December 9, 2011, and pursuant to which Offeror is offering to purchase all outstanding Shares at a price of $5.80 per Share, net to the seller in cash, without interest, and subject to any required withholdings of taxes (such amount per share or any greater amount paid pursuant to the offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2011 and as amended by Amendment No. 1 dated November 30, 2011 (prior to such amendment, the “Original Merger Agreement” and as amended, the “Merger Agreement”), by and among Skyworks, Offeror and AATI. The consummation of the Offer will be conditioned on (i) at least a majority of the outstanding shares of AATI’s common stock having been validly tendered and not properly withdrawn pursuant to the Offer immediately prior to the expiration date of the Offer (the “Minimum Condition”); (ii) the Merger Agreement having not been terminated in accordance with its terms; (iii) AATI having complied with certain interim covenants regarding conduct of its business; (iv) the representations and warranties of AATI concerning certain capitalization matters being true and correct as of the date of the Amendment; and (v) no governmental authority enacting, issuing, promulgating, enforcing or entering any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) prohibiting the consummation of the Offer or the Merger (as defined below). The Offer is not subject to any financing condition.

The Merger Agreement provides, among other things, that no later than the second business day following the successful consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into AATI (the “Merger”). Following the consummation of the Merger, AATI will continue as the surviving corporation and a wholly owned subsidiary of Skyworks (the “Surviving Corporation”). As of the effective time of the Merger (the “Effective Time”) each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by AATI, Skyworks, Skyworks’s subsidiaries or Offeror or Shares held by shareholders, if any, who properly exercise their appraisal rights under Section 262 of the DGCL), without interest thereon and less certain applicable taxes.

If Offeror holds, together with all Shares held by Skyworks, at least 90% of the then outstanding Shares (the “Short-Form Merger Threshold”) following the successful consummation of the Offer, then Skyworks and Offeror will consummate the Merger pursuant to the short form merger procedures under the DGCL as soon as practicable following the consummation of the Offer without a vote or any further action by the holders of the Shares.

The Merger Agreement grants Skyworks an assignable “top-up option,” which allows Skyworks to acquire newly issued Shares from AATI in certain circumstances in order to facilitate the consummation of the Merger using the “short form” merger procedures of Delaware law, which allow a merger to be consummated on an expedited basis, without a stockholder meeting or vote, if a company owns more than 90% of the outstanding shares of another company’s stock. The top-up option is exercisable by Skyworks at any time after Skyworks accepts for payment any Shares tendered pursuant to the Offer. The top-up option may be exercised in whole or in part. The top-up option is exercisable for the lesser of the following numbers:

•

the number of Shares that, when added to the number of Shares owned by Skyworks immediately prior to the exercise of the top-up option, constitutes one share more than ninety percent (90%) of the number of Shares then outstanding (assuming the issuance of the top-up option Shares); or

•

the number of Shares held as treasury shares by AATI and its subsidiaries and the number of Shares that AATI is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of AATI stock options or warrants) immediately before the exercise of the top-up option.

The purchase price payable for each Share subject to the top-up option will equal the Offer Price, and may be paid by Skyworks, at its election, either in cash or by executing and delivering to AATI a promissory note having a principal amount equal to such payment, or by any combination of cash and such promissory note. Any such promissory note will bear interest at the applicable federal rate determined under Section 1274(d) of the Internal Revenue Code, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

If on or prior to any scheduled expiration date of the Offer, any of the conditions to the Offer (including the Minimum Condition and the other conditions to the Offer as set forth in the Merger Agreement) has not been satisfied, or waived by Skyworks or Offeror if permitted, Skyworks shall extend the Offer for periods of up to ten (10) business days each until the earlier of (x) the date on which the Minimum Condition has been met and all of the conditions and requirements set forth in the Merger Agreement are satisfied or waived or (y) the date on which the Merger Agreement is terminated in accordance with its terms.

Representation on the AATI Board of Directors. The Merger Agreement provides that, effective upon the date of acceptance for payment of Shares validly tendered pursuant to the Offer and not properly withdrawn (the “Acceptance Time”), and from time to time thereafter as Shares are accepted for payment and paid for by Offeror, Skyworks will be entitled to designate a number of directors, rounded up to the next whole number, on the AATI board of directors (the “AATI Board”) equal to the product of the total number of directors on the AATI Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Skyworks and/or Offeror following such purchase bears to the total number of Shares outstanding, and AATI will cause Skyworks’s designees to be elected or appointed as directors of AATI, including by increasing the size of the AATI Board and seeking and accepting the resignations of incumbent directors.

The treatment of AATI’s outstanding equity awards under the terms of the Merger Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” A copy of the Merger Agreement is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among AATI, Skyworks and Offeror in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide AATI’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about AATI or Skyworks in AATI’s or Skyworks’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by AATI in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between AATI, Skyworks and Offeror, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about AATI, Skyworks or Offeror.

As set forth in the Offer to Purchase, the Offeror’s and Skyworks’s principal executive offices are located at 20 Sylvan Road, Woburn, MA 01801, and the telephone number of their principal executive offices is (949) 231-4700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between AATI or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of AATI, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between AATI or its affiliates and (i) AATI’s executive officers, directors or affiliates or (ii) Offeror, Skyworks or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of AATI.

Interests of Certain Persons. Certain members of management and the AATI Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of AATI shareholders, generally. These interests may create potential conflicts of interest. The AATI Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of AATI for the purposes of determining the entitlements due to executive officers and directors of AATI relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares: If AATI’s directors and executive officers were to tender any shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of AATI. As of December 5, 2011, AATI’s directors and executive officers owned 2,720,204 shares in the aggregate (excluding Options and RSUs). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Skyworks and Offeror, the directors and executive officers would receive an aggregate of approximately $15,777,183.20 in cash.

Consideration for Stock Options: As of December 5, 2011, AATI’s directors and executive officers held Options to purchase 3,020,825 shares in the aggregate, 2,661,975 of which were vested and exercisable as of that date, with exercise prices ranging from $0.46 to $12.34 and an aggregate weighted average exercise price of $5.09 per share. Pursuant to, and as described further in, the Merger Agreement, each Option outstanding immediately prior to the Effective Time will be assumed and converted into an option to purchase Skyworks common stock, on the same terms and conditions as were applicable under such Option as of immediately prior to the Effective Time, subject to any acceleration provided for under the related AATI equity plan, applicable award agreement or any other agreement between the optionee and AATI. The number of shares of Skyworks common stock subject to each assumed Option will be equal to the number of Shares subject to the assumed AATI option immediately prior to the Effective Time, multiplied by the Option Conversion Ratio (as defined below), rounded down, if necessary, to the nearest whole share of Skyworks common stock. The assumed option will have an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per Share divided by the Option Conversion Ratio. The “Option Conversion Ratio” is defined as $5.80 divided by the average last reported sale price of Skyworks common stock (at the 4 p.m. Eastern Time end of NASDAQ regular trading hours) on the five full trading days ending on the trading day immediately prior to the date on which the Effective Time occurs.

Consideration for RSUs: As of December 5, 2011, AATI’s directors and executive officers held RSUs covering 787,189 shares in the aggregate. Pursuant to, and as described further in, the Merger Agreement, each RSU that is outstanding at the Effective Time will be assumed by Skyworks and will be converted into restricted stock units to acquire that number of shares of Skyworks common stock equal to the product obtained by multiplying (x) the number of Shares subject to such RSU and (y) the Option Conversion Ratio, rounded down to the nearest whole share of Skyworks common stock. Each assumed RSU will otherwise be subject to the same terms and conditions (including as to vesting) as were applicable to the RSUs immediately prior to the Effective Time of the Merger.

AATI’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below and in the Information Statement, which is incorporated herein by reference. The AATI Board was aware of such agreements and arrangements and any actual or potential conflicts of interest and considered them along with other matters described below in Item 4 in making its recommendation.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

2005 Equity Incentive Plan

Under the AATI 2005 Equity Incentive Plan, any outstanding equity awards held by non-employee directors that are assumed in connection with a change of control (which shall include the transaction described herein), will become fully vested and immediately exercisable if on the date of or following such assumption the non-employee directors are terminated other than upon a voluntary resignation.

Employment and Change of Control Agreements

All of AATI’s executive officers are parties to change of control agreements with AATI, each of which provides severance and other benefits if the executive’s employment is terminated in connection with a change of control of AATI, including the consummation of the Merger. Under certain circumstances, the termination of employment will result in, among other things, acceleration of vesting of some or all unvested equity awards granted to AATI’s officers. Executive officers and directors of AATI have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive consummation of the Merger.

On May 26, 2011, the AATI Board approved the following grants of restricted stock units to the named executive officers and directors set forth in the table below in connection with their efforts in negotiating the terms of the Merger and the original Merger Agreement and in their ongoing efforts that will be needed in order to consummate the Merger. These restricted stock units vest over a four-year period with 1/4th of the units vesting on the one year anniversary of the date of grant and 6.25% of the units vesting each quarter thereafter, and are subject to 100% acceleration of vesting in the event of a change of control of AATI, including the consummation of the Merger.

Name	Title	Number of Restricted Stock Units Granted on May 26, 2011
Richard K. Williams	President, Chief Executive Officer and Chief Technical Officer	60,000
Ashok Chandran	Vice President, Chief Accounting Officer and interim Chief Financial Officer	75,000
Jun-Wei Chen	Vice President of Technology	5,000
Samuel Anderson	Chairman of the Board of Directors	240,000
Jaff Lin	Director	60,000

On May 26, 2011, the AATI Board also approved an additional grant of 400,000 restricted stock units to Richard K. Williams, AATI’s president, chief executive officer and chief technical officer, as consideration for entering into the non-competition agreement with Skyworks as a condition to the Merger. Such restricted stock units shall vest, if at all, monthly over a 2-year period commencing with the date of the closing of the Merger.

Treatment of Stock Options

Certain of AATI’s directors and executive officers hold Options. Each of their Options will be assumed and converted into options to purchase Skyworks common stock. The table below indicates the aggregate number of vested and unvested Options that AATI estimates will be held by AATI’s directors and executive officers as of January 9, 2012 that will be assumed and converted into options to purchase Skyworks common stock as a result of the Merger (assuming the Merger was consummated on such date and vested options were not otherwise exercised prior to such date) and the number of unvested Options held by AATI’s directors as of January 9, 2012 that will accelerate vesting and become fully exercisable in connection with the Merger (assuming the Merger was consummated on such date) per the terms of AATI’s 2005 Equity Incentive Plan:

Name	No. of Shares Subject to Vested Options	No. of Shares Subject to Unvested Options	No. of Shares Subject to Options that will Accelerate Vesting as a Result of the Merger
Richard K. Williams	1,393,062	207,188	0
Ashok Chandran	159,000	69,375	0
Kevin D’Angelo	271,362	88,438	0
Dr. Jun-Wei Chen	289,062	70,938	0
Samuel J. Anderson	207,800	0	43,250
Jason L. Carlson	0	0	0
Jaff Lin	98,300	0	18,675
Thomas P. Redfern	94,100	0	29,625
Chandramohan Subramaniam	72,200	0	6,675

Treatment of Restricted Stock Units

Certain of AATI’s directors and executive officers hold AATI restricted stock units. The table below indicates the aggregate number of vested and unvested RSUs that AATI estimates will be held by AATI’s directors and executive officers as of January 9, 2012. The table below also indicates the number of unvested RSUs held by AATI’s directors and executive officers that will accelerate vesting and become fully vested in connection with the Merger (assuming the Merger was consummated on such date and vested RSUs were not otherwise settled in cash or Common Stock prior to such date). Each RSU that has not vested or been settled prior to the consummation of the Merger will be assumed and converted into a restricted stock unit to acquire Skyworks common stock.

Name	No. of Shares Subject to Vested RSUs	No. of Shares Subject to Unvested RSUs	No. of Shares Subject to RSUs that will Accelerate Vesting as a Result of the Merger
Richard K. Williams	75,000	525,000	60,000
Ashok Chandran	75,000	55,000	75,000
Kevin D’Angelo	0	30,000	0
Dr. Jun-Wei Chen	5,000	30,000	5,000
Samuel J. Anderson	300,000	0	285,000
Jason L. Carlson	50,000	0	50,000
Jaff Lin	75,000	0	71,250
Thomas P. Redfern	15,000	0	11,250
Chandramohan Subramaniam	15,000	0	11,250

Severance and Change of Control Provisions

In September 1998, AATI entered into an employment offer letter with Mr. Richard K. Williams, its president, chief executive officer and chief technical officer. Pursuant to his employment offer letter, if Mr. Williams’ employment is terminated without cause, he will be entitled to continue to receive payment of his base salary and insurance benefits for two weeks following the date of termination, as well as any accrued and unpaid bonus amounts.

In May 2005, the AATI Board authorized a form of change of control agreement for each of AATI’s current and future officers of a level of vice president and above. The change of control agreement provides that in the event the employee is terminated without cause, or is constructively terminated, within 12 months of a change of control, including the consummation of the Merger, 100% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to AATI’s chief executive officer and chief financial officer and 50% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to AATI’s other officers of a level of vice president and above. In this event, the employee will also receive continued salary and benefits for 12 months following the termination date. For purposes of this agreement, “stock rights” means all options or rights to acquire shares of AATI’s common stock and includes all options granted under AATI’s 1998 Stock Plan and the 2005 Equity Incentive Plan. Each of AATI’s current officers of a level of vice president and above has entered into a change of control agreement with these terms.

In February 2009, the AATI Board authorized amendments to AATI’s executive officer change of control agreements which provide for the payment of all or a portion of the officer’s target bonus amount for the applicable year in the event that a severance payment is due to the officer. The amended change of control agreements provide that in the event that a severance payment is triggered, the chief executive officer and chief financial officer would be entitled to 100% of their target bonus for the fiscal year in which such change of control transaction occurs, including the consummation of the Merger, and other officers of a level of vice president and above would be entitled to 50% of their target bonus for the fiscal year in which such change of control transaction occurs, including the consummation of the Merger.

The following tables show the potential payments and benefits that each of AATI’s named executive officers could receive pursuant to the terms of such named executive officer’s change of control agreement. For purposes of these tables, it is assumed that the Merger is consummated on January 9, 2012 and each named executive officer’s employment terminates at the close of business on January 9, 2012. The value of accelerated Options is calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price (if any) and the merger consideration of $5.80 per share. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

	In the event of a voluntary resignation as of 1/9/2012	In the event of termination without cause as of 1/9/2012	In the event of a termination on 1/9/2012 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$12,301	$295,213
Target bonus payment	$—	$—	$295,213
Insurance benefits	$—	$630	$15,108
Accrued and unpaid vacation	$14,590	$14,590	$14,590
Accelerated Stock Option Value	$—	$—	$262,700
Accelerated RSU Value	$—	$—	$934,838
Existing Vested Stock Options	$4,987,235	$4,987,235	$4,987,235
Existing Vested RSUs	$137,713	$137,713	$137,713
Total compensation received:	$5,139,538	$5,152,468	$6,942,610

Ashok Chandran,

Vice President, Chief Accounting Officer and interim Chief Financial Officer

	In the event of a voluntary resignation as of 1/9/2012	In the event of a termination on 1/9/2012 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$240,000
Target bonus payment	$—	$180,000
Insurance benefits	$—	$25,921
Accrued and unpaid vacation	$4,898	$4,898
Accelerated Stock Option Value	$—	$122,075
Accelerated RSU Value	$—	$710,500
Existing Vested Stock Options	$113,194	$113,194
Existing Vested RSUs	$—	$—
Total compensation received:	$118,092	$1,396,588

Kevin D’Angelo,

Vice President of Advanced Products and Fellow

	In the event of a voluntary resignation as of 1/9/2012	In the event of a termination on 1/9/2012 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$238,075
Target bonus payment	$—	$59,519
Insurance benefits	$—	$17,243
Accrued and unpaid vacation	$9,387	$9,387
Accelerated Stock Option Value	$—	$56,156
Accelerated RSU Value	$—	$65,250
Existing Vested Stock Options	$279,724	$279,724
Existing Vested RSUs	$—	$—
Total compensation received:	$289,111	$725,354

Dr. Jun-Wei Chen

Vice President of Technology

	In the event of a voluntary resignation as of 1/9/2012	In the event of a termination on 1/9/2012 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$230,000
Target bonus payment	$—	$57,500
Insurance benefits	$—	$17,243
Accrued and unpaid vacation	$16,736	$16,736
Accelerated Stock Option Value	$—	$43,463
Accelerated RSU Value	$—	$79,750
Existing Vested Stock Options	$223,700	$223,700
Existing Vested RSUs	$43,500	$43,500
Total compensation received:	$283,936	$711,892

See “Item 8. Additional Information—Information about Golden Parachute Compensation” (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain of the executive officers in connection with the Offer and the Merger.

Indemnification of Directors and Executive Officers

AATI’s amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors to the fullest extent authorized and permitted by the Delaware General Corporation Law. In addition, AATI has entered into separate indemnification agreements with each of its directors and executive officers and certain employees involved in the arbitration proceedings with Skyworks to the fullest extent permitted under Delaware law.

For six years after the Effective Time, Skyworks has agreed to cause the Surviving Corporation to honor all of AATI’s obligations to indemnify and hold harmless each present and former director and officer of AATI against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the merger, whether asserted or claimed before, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on May 26, 2011.

For six years after the Effective Time, Skyworks has also agreed to cause the Surviving Corporation to maintain in effect (to the extent available in the market) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by AATI’s directors’ and officers’ liability insurance policy with coverage in amount and scope at least as favorable to such persons as AATI’s existing coverage. In no event will Skyworks or the surviving corporation be required to expend in excess of 250% of the annual premium currently paid by AATI for such coverage. If the annual premium exceeds that amount, Skyworks will cause the surviving corporation to obtain as much coverage as practicable for such amount. The obligation to maintain D&O insurance may be satisfied by either Skyworks or AATI purchasing a “tail” policy under AATI’s directors’ and officers’ liability insurance policy in effect immediately before the effective time of the Merger.

Non-Competition Agreement

In connection with the Original Merger Agreement, Mr. Richard K. Williams, who is a member of the AATI Board and serves as AATI’s president, chief executive officer and chief technical officer, has entered into a non-competition, non-solicitation and confidentiality agreement, dated as of May 26, 2011, (the “Non-Competition Agreement”). Pursuant to the Non-Competition Agreement, Mr. Williams has agreed, for a period of 24 months and subject to certain exceptions, not to engage in any business or activity that is in competition with AATI’s business of developing, designing, manufacturing, licensing, marketing, selling and distributing power management semiconductors and related software. The Non-Competition Agreement is conditioned on the completion of the Merger, and if the Merger is not completed, the Non-Competition Agreement automatically terminates. The Non-Competition Agreement is filed as Exhibit (e)(5) to this Schedule 14D-9.

Representation on the AATI Board of Directors. The Merger Agreement provides that, effective upon the Acceptance Time, and from time to time thereafter as Shares are accepted for payment and paid for by Offeror, Skyworks will be entitled to designate a number of directors, rounded up to the next whole number, on the AATI Board equal to the product of the total number of directors on the AATI Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Skyworks and/or Offeror following such purchase bears to the total number of Shares outstanding, and AATI will cause Skyworks’s designees to be elected or appointed as directors of AATI, including by increasing the size of the AATI Board and seeking and accepting the resignations of incumbent directors.

(b) Arrangements with Skyworks or Offeror.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and incorporated herein by reference to provide information regarding its terms.

Stockholder Agreement. In connection with the Merger Agreement, Skyworks entered into a stockholder agreement with certain of the officers and directors of AATI (namely, Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramanian, Jun-Wei Chen, Ashok Chandran and Kevin D’Angelo) (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, each signing stockholder has agreed to vote all shares of AATI common stock beneficially owned by such stockholder in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Merger Agreement. The signing stockholders have also granted Skyworks an irrevocable proxy to vote their shares of AATI common stock at any meeting of AATI stockholders called with respect to the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Under the terms of the Stockholder Agreement, any shares of AATI common stock received upon the exercise of stock options or the settlement of restricted stock units by the stockholders who have signed the Stockholder Agreement are subject to the provisions of the Stockholder Agreement.

The Stockholder Agreement terminates upon the earlier to occur of (a) the effective time of the Merger or (b) any termination of the Merger Agreement in accordance with its terms, and the proxy granted by the signing stockholders to Skyworks terminates automatically upon termination of the Stockholder Agreement. In addition, each signing stockholder signed the Stockholder Agreement solely in his capacity as owner of his shares of AATI common stock, and nothing in the Stockholder Agreement prohibits, prevents or precludes such stockholder from taking or not taking any action in his or her capacity as an officer or director of AATI, to the extent permitted by the Merger Agreement. Under certain circumstances, the Merger Agreement allows the AATI Board to withdraw its support for the Merger Agreement and, in certain circumstances, including circumstances involving the receipt of an unsolicited superior proposal, to terminate the Merger Agreement. If the Merger Agreement is terminated in accordance with its terms, the Stockholder Agreement terminates concurrently with the termination of the Merger Agreement and the proxy granted to Skyworks automatically terminates. This summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality, Exclusivity, and Standstill Agreement. Skyworks and AATI entered into a confidentiality, exclusivity, and standstill agreement, effective as of January 15, 2011 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction between the parties. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives solely for the purpose of evaluating a potential transaction between the parties. Furthermore, AATI agreed not to, directly or indirectly, solicit, initiate, encourage, participate in, negotiate, accept or recommend any offer or proposal for, or any indication of interest in, a business combination transaction between AATI and any party other than Skyworks through March 1, 2011.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the terms of the Offer with AATI’s legal advisors, at a meeting held on November 29, 2011, the board of directors of AATI unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, AATI and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that AATI’s stockholders tender their shares in the Offer and adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail herein, the AATI Board unanimously recommends that AATI’s stockholders accept the Offer and tender their shares pursuant to the Offer.

A letter to stockholders communicating the AATI Board’s recommendation and the press release jointly issued by AATI and Skyworks announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background.

The AATI Board and AATI’s management regularly review and discuss AATI’s business plan, strategic opportunities and challenges. These reviews and discussions focus, among other things, on the business and competitive environment facing the semiconductor industry in general and AATI in particular. These reviews also include periodic discussions regarding potential transactions that could further AATI’s strategic objectives and enhance stockholder value, as well as the potential benefits and risks of those transactions.

For several years prior to 2011, Skyworks had included AATI as an acquisition candidate on lists presented from time to time to Skyworks’s board of directors. Skyworks believed that a relationship with AATI would bolster Skyworks’s diversified analog business.

During the spring of 2010, Mr. Liam Griffin (at that time, Skyworks’s senior vice president of sales, and subsequently Skyworks’s executive vice president and general manager, high performance analog), telephoned Mr. Samuel Anderson (chairman of the AATI Board), and asked Mr. Anderson if he would be open to talking to Mr. David Aldrich (Skyworks’s president and chief executive officer) about possible collaboration opportunities between Skyworks and AATI. Mr. Griffin and Mr. Anderson had become acquainted through their common service as directors of a third company. Mr. Anderson indicated that he would be open to a taking such call, and Mr. Aldrich telephoned Mr. Anderson to indicate a general interest in exploring possible business opportunities between AATI and Skyworks or a possible acquisition of AATI by Skyworks. Mr. Anderson and Mr. Richard Williams (president, chief executive officer and chief technical officer of AATI) subsequently met with Mr. Aldrich and held preliminary discussions to familiarize each other with their respective companies and to discuss collaboration or strategic relationship possibilities. Mr. Anderson and Mr. Aldrich followed up this meeting with additional telephonic discussions with respect to potential strategic relationships between AATI and Skyworks.

In late June 2010, Mr. Griffin spoke to Mr. Anderson about a possible collaboration meeting between Skyworks and AATI teams in July, and on July 21, 2010, Mr. Aldrich, Mr. Griffin, Mr. Thomas Schiller (Skyworks’s vice president, corporate development), and Skyworks marketing and engineering executives held a collaboration meeting with Mr. Anderson and Mr. Williams in Woburn, Massachusetts, where Skyworks is headquartered.

In late July 2010, a third party (“Company A”) also expressed an interest in a potential strategic transaction with AATI. Company A had earlier expressed an interest to another member of the AATI Board in late 2009 and early 2010 in exploring a strategic transaction with AATI. Mr. Anderson held a discussion with representatives of Company A to better understand the potential strategic fit between the companies.

On July 26, 2010, Mr. Aldrich spoke with Mr. Anderson and proposed that Skyworks acquire AATI. Mr. Anderson proposed that Mr. Aldrich meet Mr. Williams and members of the AATI Board in Santa Clara, California, where AATI is headquartered, to continue discussions.

On July 27, 2010, the AATI Board held a regularly scheduled meeting at which Mr. Anderson informed the board that Mr. Aldrich had expressed an interest in collaboration, and potentially a strategic transaction, with AATI. Mr. Anderson also informed the board of the continued potential interest of Company A in a strategic transaction with AATI, and he updated the board on his discussion with Company A. The AATI Board instructed Mr. Anderson to continue these discussions with both Skyworks and Company A as part of the board’s exploration of strategic alternatives for AATI.

In August 2010, Mr. Anderson held an additional discussion with Company A about a potential strategic transaction. The key individual at Company A holding discussions with Mr. Anderson changed positions during this timeframe, and further discussions terminated without Company A proposing specific terms of a strategic transaction.

In late August 2010, Mr. Anderson held telephone conversations with Mr. Aldrich for the purpose of confirming the AATI board meeting to be held in September 2010 at which Mr. Aldrich would be making a presentation.

On September 22, 2010, the AATI Board held a regularly scheduled meeting in Santa Clara, California. At this meeting, Mr. Aldrich and Mr. Griffin presented to the AATI Board a potential plan and business rationale for a strategic transaction between AATI and Skyworks.

On September 23, 2010, Mr. Anderson communicated to Mr. Aldrich that the AATI Board was in favor of exploring both a potential collaboration with Skyworks and a potential acquisition of AATI by Skyworks in parallel.

The parties then scheduled a meeting for October 28, 2010 to discuss valuation and intellectual property issues, including litigation matters in particular. In mid-October 2010, in preparation for that meeting, Skyworks engaged the law firm of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) to assist with the proposed acquisition and to perform a preliminary review of intellectual property litigation and other legal issues related to the proposed acquisition.

On October 20, 2010, the AATI Board held a regularly scheduled meeting. At this meeting, the board discussed recent discussions between Skyworks and AATI, and the board authorized Mr. Anderson to continue these discussions. The board also discussed a recent opportunity to explore a strategic transaction with a different third party (“Company B”). Mr. Anderson noted to the board that a stockholder of AATI had informed him of Company B’s potential interest in a relationship with AATI. The board authorized Mr. Anderson to enter into discussions with Company B to better understand the potential for a strategic transaction with Company B.

On October 24 and 25, 2010, Mr. Aldrich and Mr. Anderson met in Boston, Massachusetts. They discussed the possibility of an acquisition of AATI by Skyworks and began a preliminary valuation discussion.

On October 28, 2010, Mr. Anderson, Mr. Williams and Mr. Joe Hollinger (general counsel of AATI) met in Woburn, Massachusetts with Mr. Aldrich and Skyworks’s chief IP counsel and senior director of intellectual property to discuss intellectual property issues, with a particular focus on the status of AATI’s then on-going litigation with Linear Technology Corporation (“LTC”). Mr. Aldrich and Mr. Anderson also discussed AATI’s valuation concerns.

On November 1, 2010, the AATI Board held a special meeting to discuss both the status of recent interactions with Skyworks as well as AATI’s long-term strategic planning process. In the course of these discussions, the AATI Board noted that it believed that it was timely and appropriate to evaluate AATI’s prospects as a stand-alone company, to work with AATI’s management to develop strategies to improve AATI’s competitive position and to conduct a focused effort to increase long-term stockholder value. In connection with this discussion, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), AATI’s outside corporate legal counsel, reviewed with the directors their fiduciary duties in connection with considering strategic transactions and addressed questions of the board. In addition, the board determined that, given the productive interactions to date between Mr. Anderson and the Skyworks representatives, Mr. Anderson should continue to serve as the primary AATI representative in such discussions. The board directed Mr. Anderson to keep the board promptly informed of any significant developments in these discussions.

On November 3, 2010, Mr. Anderson communicated to Mr. Aldrich that he had discussed Skyworks’s acquisition offer with the members of the AATI Board, and that the members of the board were generally receptive to the possibility of an acquisition of AATI by Skyworks, but that AATI needed additional detail regarding the terms of the proposed acquisition. On November 8, 2010, Mr. Aldrich provided additional details regarding the terms contemplated by Skyworks.

On November 12, 2010, Skyworks sent a proposal to AATI, contemplating an acquisition of AATI by Skyworks at a price of $6.34 per share.

On November 18, 2010, Mr. Anderson met with the chief executive officer of Company B to discuss potential alternative strategic transactions.

On November 19, 2010, the AATI Board held a regularly scheduled meeting at which a proposed business combination with Skyworks was discussed. The board reviewed the terms of the recent Skyworks’s proposal. Representatives of WSGR discussed the board’s fiduciary duties and addressed questions of the board. The board also instructed Mr. Anderson to continue discussions with Skyworks.

On November 22, 2010, Mr. Anderson informed Skyworks that the AATI Board had a number of issues with Skyworks’s proposal and requested a conference call to discuss the issues.

On December 1, 2010, AATI executives, including Mr. Williams, held a meeting with the chief executive officer of Company B to discuss a potential strategic transaction.

On December 1, 2010, Mr. Aldrich informed Mr. Anderson that Skyworks was willing to make certain changes that AATI had requested to Skyworks’s November 12 proposal. At the same time, Mr. Aldrich stated that Skyworks wanted exclusivity between Skyworks and AATI, and also wanted AATI not to make any acquisitions while Skyworks and AATI were in discussions looking toward the acquisition of AATI by Skyworks.

On December 2, 2010, Skyworks presented a revised proposal to AATI contemplating an acquisition price of $7.00 per share.

On December 9, 2010, Mr. Aldrich and Mr. Anderson discussed Skyworks’s December 2, 2010 proposal and Skyworks’s request for exclusivity. On December 13, 2010, Skyworks further revised its proposal to AATI to increase the proposed price to $7.25 per share.

On December 14, 2010, the AATI Board held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks and the revised proposal. After extensive discussion, the AATI Board instructed Mr. Anderson to continue discussions with Skyworks, with a focus on increasing the offer price and understanding the proposed form of consideration and other key terms. Following the AATI board meeting, Mr. Anderson relayed a number of questions to Mr. Aldrich regarding the structure and terms of the proposed transaction, including whether the transaction was all stock, all cash, or a combination and whether AATI would have representation on the Skyworks board.

On December 17, 2010, Mr. Aldrich responded to Mr. Anderson’s questions and indicated that Skyworks was willing to pay all cash, all stock, or a combination of cash and stock. Mr. Aldrich also indicated he was comfortable with the current size and composition of the Skyworks board of directors and therefore would only be open to considering board representation for AATI in the event that a current Skyworks director left the board.

On December 17, 2010, the AATI Board held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks. The AATI Board directed Mr. Anderson to continue discussions with both Skyworks and Company B.

On December 20, 2010, members of management of AATI and Company B met and conducted due diligence on each other regarding a potential strategic transaction. Later in December 2010, Mr. Anderson also held several telephone conversations with the chief executive officer of Company B to discuss a potential strategic transaction.

On or about December 23, 2010, Company B indicated that it would be willing to enter into negotiations for the acquisition of AATI at a valuation of no higher than approximately $5.30 per share, based upon a proposed premium percentage and subject to further due diligence and negotiation of the terms of a definitive agreement.

On December 23, 2010, the AATI Board held a special telephonic meeting at which the board reviewed Company B’s proposal. The AATI Board noted that Company B’s proposal appeared substantially inferior to the most recent Skyworks proposal. As a result, and because of Company B’s stated intention that it would not offer more than approximately $5.30 per share, the AATI Board determined that AATI should focus its efforts on a potential transaction with Skyworks. The board directed Mr. Anderson to seek an increase in the offer price by Skyworks and to inform Company B that AATI intended to cease discussions with it as this time. Immediately following this meeting, Mr. Anderson held a telephone conversation with the chief executive officer of Company B, informing Company B that its proposal was substantially below another potential offer. Company B confirmed that it would decline to proceed with further discussions with AATI. After the meeting, Mr. Anderson also informed Mr. Aldrich that the two companies were close to agreement on terms but that AATI would not be willing to grant exclusivity to Skyworks without a firm price of $7.50 per share and one seat on the Skyworks board of directors.

On December 27, 2010, Mr. Aldrich counter-proposed to Mr. Anderson a purchase price of $7.35 per share. Mr. Aldrich also indicated that a Skyworks’s board seat was not available, but that Skyworks would consider an arrangement by which an AATI representative could participate in Skyworks’s board meetings as an observer. On December 29, 2010, Mr. Anderson verbally agreed to present these proposed terms to the AATI Board.

On January 6, 2011, Skyworks presented AATI with a proposed non-binding letter of intent, executed by Mr. Schiller on behalf of Skyworks, contemplating a price of $7.35 per share, an all-stock transaction with a fixed exchange ratio and no price protection, and an exclusivity period of 45 days. The offered price represented a premium of approximately 87% to AATI’s closing price of $3.94 on January 6, 2011.

On January 7, 2011, the AATI Board held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks and the proposed non-binding letter of intent, particularly the contemplated 45-day exclusivity period during which time AATI would be prohibited from considering other competing bids to acquire AATI. Representatives of WSGR reviewed with the directors their fiduciary duties in connection with considering the transaction and addressed questions of the board. The board reviewed potential synergies of a combination as well as potential benefits and risks of the transaction to AATI and its stockholders. The board also discussed a preliminary timeline and structural and legal aspects of the transaction. The board reviewed the advisability of engaging a financial advisor to advise the board on the reasonableness of the terms under discussion. The board directed Mr. Anderson to engage Needham & Company, LLC (“Needham & Company”), an investment banking firm familiar with AATI and its business, as AATI’s financial advisor.

On January 9, 2011, the AATI Board held a special telephonic meeting at which representatives from Needham & Company reviewed the terms of the proposed non-binding letter of intent, including the contemplated 45-day exclusivity period. Representatives of Needham & Company discussed the proposal with the board and provided input on the proposed terms of the transaction from a financial point of view. The AATI Board indicated that based on the level of the prior offer from Company B and the significant premium over recent trading prices that the Skyworks offer represented, the board believed that a modest exclusivity period would be a reasonable restriction to accept. After extensive discussion, the board unanimously approved entering into the non-binding letter of intent with Skyworks and authorized Mr. Anderson to sign and deliver the letter of intent to Skyworks.

On January 9, 2011, Mr. Anderson signed and delivered the non-binding letter of intent on behalf of AATI. Shortly thereafter, Skyworks delivered to AATI a list of information requirements and a proposed calendar for “due diligence” meetings.

Between January 9 and January 15, 2011, AATI’s outside legal counsel, WSGR, and Skyworks’s outside legal counsel, WilmerHale, negotiated the terms of a confidentiality, exclusivity and standstill agreement, which the parties signed and delivered on January 17, 2011, with effect from January 15, 2011. The agreement included a mutual one-year standstill agreement, a mutual two-year employee non-solicitation agreement, and a 45-day exclusivity period (to March 1, 2011) during which AATI agreed not to solicit acquisition proposals from any other party or to hold merger discussions with any other party.

On January 17, 2011, AATI formally engaged Needham & Company to act as AATI’s financial advisor.

On January 17, 18, and 19, 2011, Skyworks executives and lawyers from WilmerHale met in Palo Alto, California with Mr. Anderson, Mr. Williams and other AATI directors and executives, heard management presentations and overviews of AATI from AATI representatives, and conducted “due diligence” of various matters relating to AATI, including intellectual property and litigation matters.

On January 20, 2011, the AATI Board held a special telephonic meeting at which the board also emphasized the importance of performing reverse due diligence on Skyworks, given the likely stock component of the consideration to be issued in a potential transaction.

In January and February 2011, Skyworks business and legal executives and representatives of Skyworks’s outside legal counsel at WilmerHale conducted extensive due diligence on AATI’s business, operations, intellectual property, litigation, financial condition and prospects, including several meetings in both California and Massachusetts. In addition, Skyworks executives toured AATI facilities in Asia. In particular, the parties spent a substantial amount of time discussing AATI’s then-ongoing intellectual property litigation with LTC. During this same period, Mr. Anderson and other AATI representatives and outside consultants also conducted “reverse diligence” with representatives of Skyworks to elicit information concerning Skyworks. These due diligence efforts continued despite the expiration of the 45-day exclusivity period between the parties.

On February 1, 2011, at a regularly scheduled meeting, Skyworks’s board of directors received an update briefing on the status discussions between AATI and Skyworks.

On February 2, 2011, the AATI Board held a regularly scheduled meeting at which Mr. Anderson updated the board on the due diligence process being undertaken by Skyworks.

On February 17, 2011, the AATI Board held a special telephonic meeting at which Mr. Anderson provided an additional update on the due diligence process being undertaken by Skyworks.

On February 24, 2011, Skyworks business and legal executives and outside counsel from WilmerHale held meetings with Mr. Williams, Mr. Anderson and AATI lawyers to discuss AATI’s then-ongoing intellectual property litigation with LTC.

On February 25, 2011, the AATI Board held a special telephonic meeting at which Mr. Anderson updated the board on recent due diligence sessions between Skyworks and AATI and, in particular, Skyworks’s remaining concerns with respect to AATI’s then-ongoing litigation with LTC. The board noted that the 45-day exclusivity period with Skyworks would expire soon, and the board discussed what, if any, additional market check efforts would be advisable under the circumstances. The board also discussed the risk that conducting a market check at this point in negotiations with Skyworks, which the board believed had been proceeding in good faith by both parties, could cause Skyworks to terminate discussions. In particular, the board noted that Mr. Aldrich had repeatedly expressed to Mr. Anderson that Skyworks would not engage in a competitive bidding process to acquire AATI, and that Skyworks believed that the premium it was offering justified exclusive negotiations. After further discussion, the board decided that the risk of Skyworks terminating negotiations as a result of AATI contacting and engaging in discussions with potentially interested third parties outweighed the likelihood that initiating a further affirmative market check by soliciting acquisition offers would be reasonably likely to result in a superior offer.

On February 26, 2011, Mr. Anderson informed Mr. Aldrich and Mr. Schiller that he had held an update call with the AATI Board the day before, and that the AATI Board had approved the continuation of due diligence to allow Skyworks time to complete its financial model and for AATI to develop a plan for addressing Skyworks’s concerns regarding the then-ongoing intellectual property litigation. Continuing until the signing of the Original Merger Agreement in May 2011, the AATI and Skyworks transaction teams engaged in due diligence reviews with respect to the other party to the transaction.

On March 1, 2011, AATI’s exclusivity obligations to Skyworks expired, freeing AATI, among other things, to entertain and respond to any unsolicited acquisition offers that third parties might make.

In early March 2011, Skyworks informed AATI that the potential liability with respect to the then-ongoing litigation with LTC and AATI’s weakened forecasted financial results for the third and fourth quarters of 2011 would present a serious impediment to a transaction moving forward. Skyworks indicated that it would reconsider this position if AATI could settle the litigation with LTC on reasonable terms. At this point, the parties shifted the focus of their active efforts, with AATI pursuing a litigation settlement with LTC.

On March 14, 2011, the AATI Board held a special telephonic meeting at which the board discussed Skyworks’s concerns with respect to AATI’s then-ongoing litigation with LTC. The AATI Board noted that an upcoming court-directed mediation session between AATI and LTC provided an opportunity to explore the terms on which this litigation could be settled. The AATI Board authorized Mr. Anderson and Mr. Williams to propose settlement to LTC within a specified range. Following this meeting, Mr. Anderson informed Mr. Aldrich that a mediation session with LTC would take place on March 24, 2011 and that the AATI Board had authorized pursuing a “fast track” settlement.

On March 24, 2011, Mr. Anderson, Mr. Williams, Mr. Hollinger and AATI’s outside intellectual property litigation counsel participated in a mediation session with representatives of LTC. During this mediation, representatives of AATI and LTC agreed to settle all claims between the companies.

On March 25, 2011, the AATI Board held a regularly scheduled meeting at which the board discussed the status of the anticipated litigation settlement, as well as its potential impact on acquisition negotiations with Skyworks. Following this meeting, Mr. Anderson indicated to Skyworks that AATI had tentatively resolved the LTC litigation.

On March 28, 2011, senior executives and representatives of Skyworks attended a meeting with Mr. Anderson, Mr. Williams and other representatives of AATI in Palo Alto, California to discuss the current status of AATI’s business and various financial models. Following the March 28 meeting, Skyworks concluded that the business outlook for AATI has deteriorated from the prior forecast.

On March 31, 2011, AATI entered into a settlement agreement with LTC that ended the litigation between the two companies through the settlement of an enforcement proceeding in the United States Court of Appeals for the Federal Circuit and an action in the United States District Court for the Northern District of California. Specific terms of the settlement were not publicly disclosed.

On April 3, 2011, Mr. Anderson delivered to Mr. Aldrich a copy of the signed settlement agreement between AATI and LTC. On April 4, 2011, Skyworks contacted Mr. Anderson to seek clarification of the AATI-LTC settlement agreement. On or about April 7, 2011, AATI and LTC entered into an addendum clarifying the AATI-LTC settlement agreement and provided a copy of the addendum to Skyworks.

On April 4, 2011, the AATI Board held a special telephonic meeting at which Mr. Anderson provided the board an update on discussions with Skyworks, including potential synergies. The board requested that Needham & Company analyze from a financial point of view potential alternative mixes of consideration, including an all-stock transaction or a combination of cash and Skyworks’s common stock.

On April 8, 2011, Skyworks executives met with Mr. Williams and other AATI executives to discuss AATI’s near-term sales funnel, demand from customers and future opportunities.

On or about April 13, 2011, Mr. Aldrich and Mr. Schiller informed Mr. Anderson that Skyworks had concerns about AATI’s forecast for growth in its business over the next two quarters in light of the downtrend in AATI’s business over the last three quarters. On April 14, 2011, Mr. Anderson attempted to address the concerns expressed by Skyworks. In addition, Mr. Anderson commented on the consideration for the transaction, indicating that he thought the AATI Board would support a 50%-50% stock-cash deal.

On April 18, 2011, Mr. Schiller informed Mr. Anderson that Skyworks’s previous price indication was not supportable by AATI’s new, reduced financial outlook. Mr. Schiller and Mr. Anderson discussed a new price of $6.30 per share, comprised of 60% in cash and 40% in Skyworks stock. Subsequently, Mr. Anderson communicated to Mr. Schiller that if Skyworks could agree to a $6.30 per share minimum, with the stock portion of the consideration to be based on a fixed exchange ratio based on the closing price of a share of Skyworks common stock on April 18, 2011, he would take Skyworks’s proposal to the AATI Board.

On April 19, 2011, Mr. Schiller communicated to Mr. Anderson that the framework proposed by Mr. Anderson would be acceptable to Skyworks.

On April 22, 2011, WilmerHale distributed an initial draft of the merger agreement to WSGR and AATI. The initial draft of the merger agreement included a proposed price per share of $6.30, of which $3.75 would be paid in cash and the remainder would be issued in a fixed portion of a share Skyworks common stock valued at $2.55 determined by a 30-day trading average immediately prior to the signing of the merger agreement.

On April 24, 2011, the AATI Board held a special telephonic meeting at which the board discussed the draft of the definitive merger agreement presented by Skyworks. Representatives of Needham & Company reviewed the financial terms presented in the proposed definitive merger agreement with the board. Representatives of WSGR reviewed with the AATI directors their fiduciary duties in connection with considering the transaction and addressed questions of the board. After extensive discussion, the board directed management to continue negotiating the definitive merger agreement with Skyworks and, in particular, to focus on, among other issues, obtaining deal certainty and, given the historical price fluctuation of Skyworks common stock, certain price protections for the stockholders. The board also discussed potential compensation arrangements for certain directors and officers in connection with the Merger, and the board received advice from an independent compensation consultant with respect to such matters. Subsequently, AATI disclosed these potential compensation arrangements to Skyworks.

On April 28, 2011, the AATI Board held a regularly scheduled meeting at which Mr. Anderson and representatives of WSGR provided an update on the ongoing negotiations with Skyworks. In particular, representatives of WSGR elaborated on key structural issues presented by the proposed merger agreement, including the board’s ability to consider alternative transactions following the execution of the merger agreement, termination fees, price protection, closing conditions and the potentially taxable nature of the transaction to AATI stockholders as proposed. The board also reviewed an anticipated transaction schedule and received an updated analysis from its independent compensation consultant with respect to the potential compensation arrangements discussed at the prior board meeting.

On April 28, 2011, WSGR sent initial comments on the draft merger agreement to WilmerHale.

On April 29, 2011, Mr. Anderson communicated to Mr. Aldrich and Mr. Schiller that the AATI Board had approved in principle the terms of the business deal they had discussed on April 18-19, subject to negotiation of a mutually acceptable definitive agreement.

On April 29, 2011, Mr. Aldrich sent Mr. Anderson an email indicating he would like to understand AATI’s second quarter revenue guidance. Mr. Anderson responded the same day by providing a draft earnings release (containing proposed second quarter guidance).

On May 2, 2011, AATI conducted its quarterly earnings call and estimated net revenue for the second calendar quarter of 2011 (ending June 30, 2011) in the range of $24.0 million to $26.0 million, net loss in the range of $0.04 to $0.02 per diluted share on a GAAP basis. On a non-GAAP basis, AATI estimated for the second calendar quarter of 2011 a range of net income of $0.01 to net loss of $0.01 per share. AATI also estimated pre-tax quarterly stock-based compensation expense of approximately $1.1 million.

On May 5, 2011, lead counsel from WilmerHale and WSGR discussed issues relating to the transaction, including timing, stockholder approval, next steps relating to the merger agreement and steps to expedite the completion of the due diligence process.

On May 9, 2011, WilmerHale sent a revised draft of the proposed form of merger agreement to WSGR.

On May 10, 2011, Mr. Aldrich and other senior executives of Skyworks met with Mr. Anderson, Mr. Williams and other senior executives of AATI in Woburn, Massachusetts to discuss, in detail, the status and outlook of AATI’s business.

On May 11, 2011, Skyworks’s board of directors received an update on the status of discussions between Skyworks and AATI.

On May 12, 2011, lead transaction counsel from WilmerHale and WSGR held an extended conference call to discuss key issues in the merger agreement, including issues relating to price and exchange ratio determination and adjustments, transaction structure, tax treatment of the transaction and AATI’s desire for reorganization treatment under the Internal Revenue Code so as to make the receipt of Skyworks stock nontaxable to AATI stockholders, deal protection (including the amount and triggers of the termination fee sought by Skyworks, details relating to the “no shop” clause proposed by Skyworks, the scope of AATI’s “fiduciary out” and ability to withdraw its recommendation of the transaction with Skyworks, and Skyworks’s request for a “force the vote” clause requiring AATI to bring the merger agreement to a vote of AATI stockholders even if AATI had received a superior proposal from another potential acquirer), the scope and details of closing conditions, the level of efforts the parties would be required to use to obtain regulatory and other approvals, the definition of a “material adverse effect,” and other points.

On May 15, 2011, WilmerHale sent a draft of a stockholder agreement (which would obligate AATI directors and officers to vote in favor of the Merger and against any competing proposals that might arise, subject to AATI’s rights to terminate the merger agreement) to WSGR. That same day, WilmerHale also sent a draft of a noncompetition agreement (which would prohibit Mr. Williams from competing with the business of AATI for a period of time after the closing of the Merger) to WSGR.

On May 16, 2011, Mr. Williams and certain AATI executives reviewed the consideration for the proposed transaction in light of AATI’s business forecast and benchmarked against stock performance of industry peers.

On May 16, 2011, WSGR provided WilmerHale with comments on the proposed form of stockholder agreement. Later that day, WilmerHale provided WSGR with a revised draft of the stockholder agreement. Also on May 16, 2011, WSGR provided WilmerHale with an initial draft of a “disclosure schedule” responding (and setting forth exceptions) to AATI’s proposed representation and warranties in the draft merger agreement.

On May 18, 2011, the AATI Board held a special telephonic meeting at which Mr. Anderson provided an update on the ongoing negotiations with Skyworks. Representatives of WSGR also reviewed the status of the definitive merger agreement and due diligence efforts and addressed questions of the board.

On May 19, 2011, WilmerHale sent a revised draft of the proposed form of merger agreement to WSGR, proposing compromises on many of the open issues, including, among other things, a reduction in the amount of the termination fee, narrower triggers for the termination fee, no “force the vote” clause, and modifications to the “no shop” provisions, closing conditions, “material adverse effect” definition, and other provisions.

On May 20, 2011, lawyers from WilmerHale and WSGR negotiated possible further changes to various provisions of the merger agreement, including in particular AATI’s representations and warranties.

On May 21, 2011, WSGR sent further comments on the draft merger agreement to Wilmer Hale. Mr. Schiller sent an e-mail to Mr. Anderson indicating that AATI’s comments on the merger agreement were problematic for Skyworks in a number of respects and raised questions as to whether the transaction would continue on schedule or if at all.

On May 23, 2011, Mr. Anderson and Mr. Schiller held a telephone discussion regarding AATI’s concerns with respect to price protection. In order to address these concerns, Skyworks proposed a mechanism that would ensure the value of the Merger consideration at closing. Pursuant to this mechanism, the per share merger consideration would include an initial combination of $3.75 in cash and a fixed portion of a share of Skyworks common stock equal to $2.55 at the time of signing the merger agreement. The cash portion of the consideration would be increased or decreased to ensure that the total per share consideration would equal $6.30 at the time of closing, based upon the average closing price of Skyworks common stock over the five trading days immediately preceding the merger closing.

Also on May 23, 2011, lead transaction counsel from WilmerHale and WSGR held an extended conference call to negotiate possible compromises on the open issues in the merger agreement. WilmerHale then sent a revised draft of the merger agreement to WSGR early in the morning of May 24, 2011. Later in the day on May 24, 2011, WilmerHale sent revised versions of the stockholder agreement and non-competition, non-solicitation and confidentiality agreement to WSGR.

Throughout the day on May 24 and May 25, 2011, WilmerHale and WSGR exchanged further comments on the draft merger agreement and the AATI disclosure schedule to the merger agreement, and continued to work toward finalizing the two documents.

On May 24, 2011, the AATI Board held a special telephonic meeting at which representatives of WSGR reviewed the fiduciary duties of the board and presented a detailed summary of the draft definitive merger agreement and related ancillary agreements as well as open issues. The board also considered Skyworks’s proposal with respect to a price protection mechanism and found it to be a reasonable solution to AATI’s concerns. Representatives of Needham & Company also presented a preliminary financial analysis of the proposed transaction. Members of the board asked numerous questions and directed management and counsel to negotiate the open issues in the merger agreement in preparation for its expected execution the following day.

In the evening of May 24, 2011, WSGR informed WilmerHale that Mr. Williams, represented by separate legal counsel, would have a number of comments on the proposed form of non-competition, non-solicitation and confidentiality agreement that Skyworks required from him as a condition of signing the merger agreement with AATI. On May 25 and continuing into the morning of May 26, the parties and their counsel held a number of calls and exchanged proposed language in an effort to resolve the parties’ differences over the terms and language of the noncompetition agreement. These differences were finally resolved in the morning of May 26, 2011.

In the afternoon of May 25, 2011, the Skyworks board of directors held a special meeting to consider the proposed acquisition of AATI. After a review of the strengths and weaknesses of AATI’s business, the financial model for the acquisition, the parties’ negotiations, and the key terms and provisions of the merger agreement and related agreements, Skyworks’s board of directors expressed discomfort with the high premium that a price of $6.30 per share represented over recent trading prices of AATI’s common stock, and directed Skyworks management to seek an adjustment of the price, but otherwise unanimously approved the merger and related transactions and authorized senior management of Skyworks to finalize, execute and deliver the merger agreement on behalf of Skyworks, with such further changes as they might approve.

On May 25, 2011, the AATI Board held a special telephonic meeting. At this time, Mr. Anderson informed the AATI Board that in a telephone discussion immediately preceding the board meeting, Mr. Schiller informed him that Skyworks was revising its offer to $6.13 per share. This price would be payable in a combination of $3.68 in cash and a fixed portion of a share of Skyworks common stock, but with the same price protection mechanism as previously agreed to with respect to the price of $6.30 per share. Representatives of Needham & Company and WSGR participated in the meeting and addressed questions of the board. The board instructed Mr. Anderson to continue discussions with Skyworks as to the business rationale for the price reduction, and the board adjourned the meeting until later that evening.

On May 25, 2011, during the time that the AATI board meeting was adjourned until later in the day, Mr. Anderson held a telephone conversation with Mr. Aldrich regarding the rationale for lowering the proposed price. Mr. Aldrich indicated that, ultimately, the Skyworks board of directors was uncomfortable with the high premium that a price of $6.30 per share represented over recent trading prices of AATI’s common stock. Members of the AATI Board subsequently noted, for example, that the closing price of $3.61 per share on May 23, 2011 was one of the lowest closing prices over the preceding six-month period.

Later on May 25, 2011, the AATI Board reconvened its meeting. Mr. Anderson indicated that, in discussions following the earlier meeting of the board, Skyworks had informed him that it was unwilling to increase the acquisition price above $6.13 per share. The board held an extensive discussion regarding the strategic options and risks related to a further delay in the proposed transaction. Representatives of Needham & Company reviewed the financial terms presented in the proposed definitive merger agreement with the board. Representatives of WSGR reviewed with the directors of AATI their fiduciary duties in connection with considering the revised transaction terms and addressed questions of the board. After further discussion, the board directed Mr. Anderson to communicate to Skyworks that it was prepared to move forward with the proposed transaction at the revised price of $6.13 per share only if the parties could finalize, execute and announce the merger agreement on the following day with no further material changes in price or other terms. Mr. Anderson excused himself from the meeting to communicate this message to Skyworks. He returned to the meeting with confirmation from Skyworks that it was prepared to abide by that schedule. However, Mr. Anderson indicated that Skyworks had informed him that it was requesting certain modifications to aspects of the compensation that the AATI Board had contemplated awarding to each of Mr. Anderson and Mr. Williams in connection with the Merger, which AATI previously had disclosed to Skyworks for its review and confirmation. In connection with Mr. Anderson’s extraordinary role in facilitating and negotiating the transaction with Skyworks, the AATI Board had anticipated awarding Mr. Anderson 240,000 restricted stock units and a cash bonus of $950,000, which would vest or be payable, as applicable, upon the closing of the Merger. The AATI Board also had contemplated awarding Mr. Williams 60,000 restricted stock units in connection with his role in facilitating the transaction with Skyworks, which would vest upon the closing of the Merger, as well as an additional 475,000 restricted stock units that would vest over a two-year period following the closing in connection with Mr. Williams entering into a two-year non-competition agreement with Skyworks. At this time, Skyworks requested that Mr. Anderson forego all of the contemplated cash bonus payment and that Mr. Williams forego 75,000 of the restricted stock units contemplated to be awarded in connection with the non-competition agreement. Mr. Anderson and Mr. Williams each indicated that they were willing to accept these compensation modifications requested by Skyworks. The AATI Board adjourned the meeting until the following morning.

Later on the night of May 25, 2011, WilmerHale circulated a further revised draft of the merger agreement reflecting the new terms, and overnight on May 25-26 and during the day on May 26, 2011, WilmerHale and WSGR finalized the form of the merger agreement for final board approval and execution and delivery by the parties.

On May 26, 2011, the AATI Board held a telephonic meeting. Representatives of Needham & Company and WSGR participated in the meeting and addressed questions of the board. The board received a report on the status of the final definitive Original Merger Agreement and a review of the resolution of open issues. Representatives of Needham & Company presented a financial analysis and delivered its oral opinion to the AATI Board (subsequently confirmed in writing) to the effect that, as of May 26, 2011, and based upon and subject to the assumptions and other matters set forth in its written opinion, the consideration to be received by the holders of AATI common stock pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. After extensive discussion and deliberations and taking into account the proposed terms of the Original Merger Agreement and the various presentations of its legal and financial advisors, including the factors relating to the Original Merger Agreement described below under “Item 4(c)—AATI’s Reasons for the Offer and the Merger; Recommendation of AATI’s Board of Directors,” the AATI Board unanimously adopted resolutions declaring the Original Merger Agreement and the transactions contemplated thereby to be advisable to and in the best interests of AATI and its stockholders and approved the Original Merger Agreement and the transactions contemplated thereby and authorized AATI to enter into the Original Merger Agreement with

Skyworks. The board also approved the grant of restricted stock unit awards to certain directors and officers in connection with the Merger as well as the additional restricted stock unit award to Mr. Williams in connection with his non-competition agreement with Skyworks.

On May 26, 2011, the parties executed the Original Merger Agreement. In connection with entering into the Original Merger Agreement, Skyworks also entered into the Stockholder Agreement with certain of AATI’s officers and directors pursuant to which, among other things, each such officer and director agreed to vote all shares of AATI common stock beneficially owned by each such officer and director in favor of adoption of the Original Merger Agreement and approval of the Merger and the other transactions contemplated by the Original Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Original Merger Agreement. Skyworks and Richard K. Williams also entered into the Non-Competition Agreement pursuant to which, among other things, Mr. Williams agreed, for a period of 24 months following the closing of the Merger and subject to certain exceptions, not to engage, without the express prior written consent of Skyworks, in any business or activity that is in competition with AATI’s business of developing, designing, manufacturing, licensing, marketing, selling and distributing power management semiconductors and related software. Additionally, Mr. Williams agreed, for a period of 24 months following the closing of the Merger, not to directly or indirectly solicit any individual then employed by either Skyworks or AATI to leave such employment or to solicit any AATI customers.

On May 26, 2011, following the closing of the NASDAQ Stock Market, the parties issued a press release announcing the execution of the Original Merger Agreement. Later that day, Mr. Aldrich and Mr. Williams held a joint investor conference call to review the proposed transaction.

On June 17, 2011, Skyworks filed a registration statement on Form S-4 in connection with the proposed Merger. Skyworks received and responded to two rounds of comments from the Staff of the SEC and filed responses and amendments to the S-4 on July 9 and August 9, 2011.

In parallel with the activity relating to the S-4 registration statement, Skyworks and AATI pursued integration planning activities over the course of June, July and August. At the same time, Skyworks also sought information and clarification of various matters and questions that it raised concerning AATI’s business and financial performance and outlook, and concerning a request by AATI executive Kevin D’Angelo for a partial release from his obligations under the Stockholder Agreement. These requests and questions ultimately led to Skyworks’s delivery to AATI of formal demands for information in August 2011, to further demands for information and breach notices in September 2011, and to the institution of arbitration proceedings by the parties in late September 2011, which are described in greater detail below.

On September 7, 2011, Skyworks delivered a formal notice of breach to AATI asserting that AATI was in breach of its covenants and agreements in Section 6.4 of the Original Merger Agreement and had failed to comply with and perform its obligations under Section 6.4 in material respects. Later the same day, AATI responded to Skyworks’s notice, asserting that: (i) AATI had provided all of the information and documents reasonably requested by Skyworks pursuant to its written demands of August 23 and August 24 (with the exception of a limited amount of material that would be provided by September 9, 2011), (ii) Skyworks had not specifically identified any information that was purportedly missing, (iii) assuming that there was a breach, it would not be material, and (iv) the executive in question (Mr. D’Angelo) had volunteered to be interviewed by Skyworks on September 14, 2011. AATI also stated that it believed it was never in breach of its obligations under the Original Merger Agreement, but to the extent there was a breach, it was not material and was cured by AATI’s subsequent actions as set forth above.

On September 13, 2011, a number of AATI executives met with a number of Skyworks executives at AATI’s offices in Santa Clara, California to provide Skyworks with a business and financial update and to respond to questions from Skyworks. On September 15, 2011, Skyworks’s outside counsel interviewed Mr. D’Angelo.

On September 16, 2011, Mr. Aldrich contacted Mr. Anderson to discuss the preliminary conclusions reached by Skyworks regarding AATI’s business and financial performance and outlook based upon Skyworks’s review of the information and documents provided by AATI in response to Skyworks’s formal demand of August 24, 2011 and the notice of breach delivered by Skyworks to AATI on September 7, 2011, including information provided in connection with (and in follow-up to) the parties’ meeting on September 13, 2011. Mr. Aldrich informed Mr. Anderson that Skyworks believed that AATI had not operated, in material respects, in the usual, regular and ordinary course of business. Mr. Aldrich proposed that the parties mutually agree either to delay further action and final decision on the proposed Merger until the end of the fourth calendar quarter, or, alternatively, to terminate the Original Merger Agreement by mutual consent. Mr. Anderson indicated that AATI was not interested in pursuing either alternative. Mr. Anderson also indicated that he would be willing to meet with Mr. Aldrich in Boston to discuss Skyworks’s concerns about AATI’s business, but only after a proxy statement for the proposed Merger has been mailed to AATI stockholders.

On September 19, 2011, Skyworks delivered a second breach notice to AATI, asserting breach by AATI of its covenant to “act and carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, . . . and use commercially reasonable best efforts, consistent with past practices, to maintain and preserve its and each Subsidiary’s . . . assets . . . and preserve its advantageous business relationships with customers.” On September 20, 2011, AATI responded to Skyworks’s September 19 breach notice, asserting that there was no basis for Skyworks to claim a material adverse effect and that no material adverse effect with respect to AATI has occurred. AATI further asserted that Skyworks’s breach notice did not include specific facts as to the basis of its breach claim, and that no such facts existed. AATI also stated that it remained committed to the completion of the transaction.

On September 23, 2011, AATI filed an arbitration petition in the Delaware Court of Chancery seeking specific performance of the Original Merger Agreement. AATI’s petition sought declaratory judgment from the arbitrator that (1) AATI had not breached the Original Merger Agreement, (2) no “material adverse effect” had occurred with respect to AATI, and (3) Skyworks had breached its obligations under the Original Merger Agreement.

On September 26, 2011, Skyworks filed an arbitration petition against AATI in the Delaware Court of Chancery. Skyworks’s petition asserted that AATI had breached the “ordinary course” provisions of Section 5.1, and other provisions of Section 5.1(n) and Section 6.4 of the Original Merger Agreement and had made misrepresentations to Skyworks dating from before the signing of the Original Merger Agreement. Skyworks sought an order (1) declaring that Skyworks was relieved of its obligations under the Original Merger Agreement, (2) declaring that Skyworks was entitled to terminate the Original Merger Agreement, and (3) in the alternative, awarding damages in an amount to be proven at final hearing.

On October 27, 2011, Skyworks sought (and thereafter ultimately received) leave to amend its arbitration petition to add certain additional claims and allegations, including allegations under Sections 5.1(k) and 6.2 of the Merger Agreement and additional allegations under Sections 5.1, 5.1(n) and 6.4 of the Merger Agreement. Leave was denied as to one portion of the claims and allegations that Skyworks sought to assert.

On November 3, 2011, Skyworks withdrew the Form S-4 registration statement it had previously filed in connection with the proposed Merger.

On November 6, 2011, Mr. Aldrich had a brief telephone conversation with Mr. Anderson. The conversation ended without any substantive discussion. There was no further contact between Mr. Anderson and Mr. Aldrich until November 26, 2011.

On November 16, 2011, the parties’ litigation counsel held a conference to discuss certain arbitration disputes. At the end of the conference, Skyworks’s litigation counsel inquired whether the parties would have any further dialogue looking toward resolution of the parties’ disputes without a full hearing. AATI’s litigation counsel indicated that AATI would not be open to a resolution involving an abandonment of the transaction, and expressed skepticism that AATI would be prepared to renegotiate the deal price, but indicated that if Skyworks made a bona fide settlement offer, he would present it to AATI. Both litigation counsel expressed strong confidence in the merits of their clients’ cases and in their clients’ prospects for prevailing in the arbitration proceedings.

During the week of November 20, 2011, outside M&A counsel to the parties held a number of telephone conversations, in which they began to discuss possible frameworks for a resolution of the parties’ claims, including the parties’ respective expectations for transaction structure, price and conditions. In the initial conversation, on November 20, Skyworks’s counsel asked whether Skyworks should consider certain reports in the press as an indication of interest on AATI’s part in discussing possible settlement of the arbitration claims. Counsel also indicated that Skyworks was open to the possibility of settlement, and alluded to a possible price of $5.00 per share in cash. Counsel to AATI indicated that AATI had played no part in any reports in the press and thus made no signals to Skyworks regarding a settlement, that $5.00 would not be acceptable to AATI, and that he did not know what if any other price (below the original deal price of $6.13 per share) might be acceptable to AATI. Counsel to AATI also indicated that he had not been authorized by AATI to engage in settlement negotiations, but that he would relay the conversation to AATI.

On November 22, counsel to AATI sought to contact counsel to Skyworks. After exchanging several calls and ultimately connecting, counsel to AATI indicated that AATI might be open to a revised transaction, but only at a price of $6.00 or higher. Skyworks’s counsel indicated his belief that $6.00 would not be acceptable to Skyworks and proposed two alternative approaches involving an improvement over a $5.00 per share price, the first involving a more conditional transaction at a price of $5.50 per share and an alternative less conditional approach at a price of $5.25 per share. Counsel to AATI indicated that AATI would not be interested in a conditional transaction. During the course of the conversation, counsel for Skyworks and AATI exchanged views on the merits of the case, the parties’ prospects for prevailing in the arbitration proceedings, and the relief they expected the arbitrator to order.

On November 23, 2011, counsel to AATI sought to reach counsel to Skyworks, but was unsuccessful. The next day, Thursday, November 24, 2011, outside M&A counsel to the parties spoke by phone in the evening. In their conversation, counsel to AATI reiterated that AATI was only willing to consider a small discount from the current deal price of $6.13, involving a price of $6.00 or higher, and then only in a transaction with no conditions to closing other than a minimum tender condition and the absence of injunctions. Skyworks’s counsel indicated that, with visibility into AATI’s condition and activities, transparency on AATI’s part, assurances on certain issues affecting AATI’s condition, and heightened protective and control provisions regarding interim operations between signing and closing, Skyworks was prepared to consider a price higher in the $5.00 range and a transaction structure with few conditions and high assurance of completion, but not as high as $6.00. AATI’s counsel indicated that AATI was not prepared to triangulate over price or conditions and rejected the possibility of providing Skyworks with additional discovery or due diligence information. After further discussion of the merits of the parties’ cases, in which each side expressed strong confidence in its position and its prospects for prevailing, Skyworks’s counsel indicated pessimism about the prospects for settlement and the discussions terminated.

On November 25, 2011, Mr. Schiller called Mr. Anderson and offered a re-priced deal at $5.60 per share with a fast track to closing. Mr. Anderson indicated that only a $6.00 price or higher would be acceptable to AATI. Mr. Schiller then suggested he and Mr. Anderson explore a reverse termination fee concept, to which Mr. Anderson said his board would not approve. Messrs Schiller and Anderson then each expressed confidence in their company’s case and prospects for prevailing in the arbitration proceedings. Mr. Schiller indicated that uncertainties and exposure would remain even after the arbitration proceedings and suggested that it might be acceptable to split the difference between the $5.60 price that Mr. Schiller had offered at the start of the conversation and the $6.00 price that Mr. Anderson had alluded to, for a compromise price of $5.80 per share. Mr. Anderson indicated that he was not authorized by his board to accept anything less than $6.00 but that it might be worth having further discussion with Mr. Aldrich. Mr. Schiller offered to facilitate such a conversation on November 26.

On November 26, 2011, Mr. Aldrich and Mr. Anderson held a number of calls, in which they exchanged their views on the merits of the case and their respective prospects for prevailing in the arbitration proceedings and discussed a possible settlement price. Mr. Aldrich reiterated that $6.00 was not acceptable to Skyworks and Mr. Anderson asked if $5.80 was Skyworks’s best offer. Mr. Anderson said he would talk to the AATI Board but did not think a price of $5.80 would be acceptable. That evening, Mr. Anderson called Mr. Aldrich and indicated that a price below $6.00 might be possible, but not much below $6.00, and that $5.80 was not acceptable to AATI. Mr. Aldrich reiterated that Skyworks was not prepared to pay more than $5.80 per share. Mr. Anderson indicated that if the parties were to reach an agreement before the start of the arbitration hearing, it was important that they reach agreement by early afternoon on November 27. Mr. Aldrich and Mr. Anderson did not speak further on November 27.

On November 28, 2011, the “final hearing” (trial) in arbitration began before Chancellor Strine in the Delaware Court of Chancery. Following the conclusion of the second day’s proceeding on November 29, 2011, Messrs. Griffin and Schiller of Skyworks encountered AATI’s chairman, Mr. Anderson, outside the courtroom and exchanged comments regarding the case and the transaction. Mr. Schiller questioned Mr. Anderson as to why the preceding week’s settlement discussions had broken down. Mr. Schiller alluded again to the idea of a reverse termination fee in exchange for deal termination and Mr. Anderson again rejected the possibility. Mr. Anderson then questioned Messrs. Griffin and Schiller about whether the previous $5.80 proposal was serious. A few hours later, Messrs. Griffin and Schiller again met with Mr. Anderson and confirmed that the previous $5.80 proposal was serious and that Skyworks was prepared to proceed with a fast track acquisition of AATI, with a high degree of certainty, at a price of $5.80 per share. Later that afternoon, Mr. Anderson informed Messrs. Griffin and Schiller that AATI would accept Skyworks’s $5.80 per share offer, subject to completion of acceptable definitive agreements. The parties, through their executives, internal lawyers and outside corporate and litigation counsel then exchanged drafts of a settlement agreement, a form of stipulation and order of dismissal, an amendment to the Original Merger Agreement, and a joint press release, and engaged in intensive negotiations over the further terms of those documents and the settlement, including in particular details relating to the releases, the conditions to the Offer, and AATI’s covenants. That same day, the AATI Board and the special subcommittee of Skyworks’s board of directors approved the settlement and the proposed Amendment No. 1 to the Original Merger Agreement, and the parties signed the Settlement Agreement and Mutual Release during the evening of November 29, 2011 and signed the Amendment No. 1 to the Merger Agreement early in the morning of November 30, 2011.

On November 30, 2011, Skyworks and AATI presented the proposed settlement to Chancellor Strine, who approved the settlement and entered an order dismissing the arbitration proceedings with prejudice. Upon entry of the order approving the settlement, Skyworks, Offeror and AATI delivered the signed Settlement Agreement and Mutual Release and Amendment No. 1 to the Merger Agreement and issued a joint press release announcing the settlement.

On December 1, Skyworks designated five Skyworks executives to act as the Skyworks observers under new Section 5.3 of the Merger Agreement.

Other Agreements

On November 29, 2011, Skyworks and AATI entered into a Settlement Agreement and Mutual Release settling and releasing their claims. On November 30, 2011, Skyworks and AATI entered into, and the arbitrator in their Delaware Chancery Court arbitration proceedings approved and entered, a Stipulation and Order of Dismissal approving and implementing the settlement agreement and dismissing the parties’ arbitration petitions, and all claims asserted in the petitions, with prejudice. The settlement agreement provided for the parties to execute Amendment No. 1 to the Original Merger Agreement and to issue a joint press release in agreed form announcing the settlement. The Settlement Agreement and Mutual Release also contains comprehensive mutual releases by each party against the other party and its affiliates and their past, present and future directors, officers, employees, stockholders, representatives, legal, financial and accounting advisers, and other related persons. The releases cover all matters to the date of the settlement, including (but not limited to) the claims asserted in the parties’ arbitration petitions.

(c) AATI’s Reasons for the Offer and the Merger; Recommendation of AATI’s Board of Directors

The AATI Board believes that the terms of the Offer, the Merger and the Merger Agreement are advisable, and in the best interests of, AATI and its stockholders. In reaching its decision to approve the Offer, the Merger and the Merger Agreement, the AATI Board evaluated the Offer, the Merger and the Merger Agreement in consultation with AATI’s management and advisors, and considered a number of factors, including, but not limited to, the following factors, which the AATI Board viewed as supporting its decision to approve the Offer, the Merger and the Merger Agreement:

•

Considerations Regarding the Arbitration Proceeding and Settlement of the Dispute. Despite the AATI Board’s confidence in the merits of AATI’s case in the arbitration proceeding, the AATI Board considered the issues relating to the arbitration proceedings and the settlement of the dispute between the parties, including weighing the following:

•	the probability of complete success in the arbitration and obtaining an order of specific performance against Skyworks, and the uncertainties that would remain, including:

•

the consideration payable to AATI stockholders of $6.13 per share, of which $2.45 would be paid in the form of Skyworks common stock, which would be subject to market risk after receipt by AATI stockholders; and

•

the length of time and uncertainty associated with the filing with the SEC of a registration statement on Form S-4, which could have taken substantial additional time to become effective after prevailing in the arbitration.

•	the possibility and consequences of a loss in the arbitration, including:

•	the inherent uncertainty associated with an adversarial arbitration proceeding and the risk of an adverse ruling that would result in termination of the transaction with Skyworks; and

•	the prospects of AATI as an independent company in the event of a loss in the arbitration proceedings, as described further below.

•	the proposed settlement with Skyworks on the proposed terms and conditions in the Merger Agreement, including:

•	the consideration payable to AATI stockholders in the Offer and the Merger of $5.80 per share in cash;

•	the short duration of time between the proposed signing of Amendment No. 1 to the Merger Agreement until the initiation of, and ultimately the closing of, the Offer; and

•	the very limited closing conditions to the Offer negotiated by AATI and its advisors.

•

Considerations Regarding Operating AATI as an Independent Company in the Event of Loss in the Arbitration Proceeding. The AATI Board considered the current and historical financial condition, results of operations, and anticipated future performance of AATI, as well as the risks and uncertainties associated with continuing to operate AATI as an independent company and the effects of the dispute with Skyworks upon AATI, including the following:

•	negative effects of the dispute on customers, distributors and suppliers;

•	the risk of attrition of key employees and the uncertainty of AATI’s future;

•

the challenges associated with rebuilding sales and product momentum, after deferring progress towards an independent business plan during the pendency of the Original Merger Agreement and the dispute;

•	the trading price of AATI common stock in the event of loss in the arbitration proceeding and the termination of the Original Merger Agreement;

•	the potential need for organizational and personnel changes within AATI;

•	the potential expense and duration of a stockholder activist campaign;

•

the increasingly competitive nature of the power management semiconductor industry in which AATI competes and the need to increase the scale of AATI’s business and expand AATI’s potential customer base;

•

the increasing ability of competitors to offer complete product portfolios and complex integrated solutions both organically funded by large R&D budgets and through substantial mergers and acquisitions;

•	the trend of handset and large consumer OEMs buying from AATI to implement vendor reduction programs to improve operational efficiency, purchasing power, and pricing control over their supply chain;

•

the ability of large semiconductor manufacturers competing with AATI to lower product cost and achieve higher margins through larger economies-of-scale and preferred pricing at foundries and manufacturing subcontractors;

•

AATI’s slow pace in diversifying revenue into markets outside of handsets and handhelds, reflecting, in part, the lower volumes and longer design-in cycles of these markets, including televisions, clean technology, industrial and medical sectors;

•	AATI’s lack of revenue growth in recent periods and prospects for future growth;

•

the need to increase the scale of AATI’s business and expand AATI’s potential customer base through acquisitions or other strategic transactions, the challenges of financing such acquisitions or other strategic transactions, and the potential execution risks and uncertainties associated therewith;

•	the high cost of operating a public company, including legal and audit expenses and costs associated with Sarbanes-Oxley Act compliance; and

•	the general risks associated with AATI’s ability to continue to execute its financial plan and create stockholder value in excess of the reduced consideration being offered by Skyworks.

•

The Offer Price; Historical Trading Price. The AATI Board considered the value of the offer of $5.80 per share of AATI common stock in cash, a 34% premium over the closing price per share of AATI’s common stock on November 29, 2011. The $5.80 per share price also represented a 51% premium over the closing price of AATI’s common stock on May 25, 2011, the day prior to the board of director’s approval of the Original Merger Agreement with Skyworks. Furthermore, the $5.80 per share price represented less than a 6% reduction in the merger consideration of $6.13 per share, contemplated by the Original Merger Agreement. Although the AATI Board had confidence in AATI’s prospects for a favorable outcome in the pending arbitration with Skyworks, the board weighed the risks of an unfavorable outcome against this relatively modest price reduction.

•

Fairness of Merger Consideration. Given the pace of developments and the dynamic nature of the arbitration proceedings, the AATI Board determined that it could not delay the settlement of the arbitration in order to obtain an opinion of Needham & Company, AATI’s financial advisor, with respect to the revised consideration. The AATI Board also considered that a fairness opinion would be of, at most, limited utility, given that the decision on settlement primarily involved an analysis of legal and business risks that are not within the expertise of financial advisors and not within the scope of fairness opinion analysis. The AATI Board considered the fact that it had obtained financial analysis by Needham & Company with respect to the original proposed consideration and an opinion of Needham & Company, dated May 26, 2011, to the effect that, as of that date, and based upon and subject to the assumptions and other matters set forth in its opinion, the original consideration to be received by holders of AATI common stock pursuant to the Original Merger Agreement of $6.13 per share in a mix of cash and Skyworks stock was fair, from a financial point of view, to such holders. The AATI Board considered the uncertainty of the pending arbitration with Skyworks, and determined, in its business judgment, that the less than 6% reductions in the value of the merger consideration to $5.80 per share of AATI common stock in cash remained fair, from a financial point of view, to the AATI stockholders. In particular, the AATI Board determined that the elimination of the possibility of a negative outcome in the arbitration proceeding, significant reduction in the time until closing and the uncertainty associated with a stock registration statement filed with the SEC, and the fixed value of the all-cash consideration weighed in favor of approving the Merger Agreement.

•

Cash Consideration; Certainty of Value. The AATI Board considered the form of consideration to be paid to the AATI stockholders in the Offer and the Merger and the certainty of the value of the cash consideration compared to stock or other forms of consideration. The AATI Board considered the financial resources of Skyworks and by extension, Offeror, which the AATI Board believed supported the conclusion that a transaction with Skyworks and Offeror could be completed relatively quickly and in an orderly manner because no financing would be necessary.

•	Terms of the Offer and Merger Agreement. The AATI Board considered the terms and conditions of the Offer and Merger Agreement, including but not limited to the following:

•

the Offer and the Merger Agreement provide for a prompt cash tender offer for all outstanding shares of AATI common stock to be followed by a merger for the same consideration, thereby enabling AATI’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares;

•

the belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition;

•

that Skyworks had been granted a top-up option to purchase from AATI, under certain circumstances following consummation of the Offer, shares of AATI’s common stock which could permit Skyworks to consummate the Merger more quickly as a short form merger under Delaware law;

•	the belief that the terms of the Merger Agreement, including the parties’ mutual representations, warranties, covenants and closing conditions, are reasonable;

•

AATI’s ability, under certain conditions, to provide information to and negotiate with a third party that has made an acquisition proposal that did not result from a breach of its non-solicitation obligations under the Merger Agreement if the AATI Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the acquisition proposal is or is reasonably likely to lead to a superior proposal and if taking such action would be required by the AATI Board’s fiduciary duties; and

•

the ability of the AATI Board, under certain circumstances, to make a change of recommendation and/or terminate the Merger Agreement in response to a bona fide acquisition proposal if (i) the AATI Board reasonably determines in good faith (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal is a superior proposal; (ii) the AATI Board determines in good faith (after consultation with its outside legal counsel) that in light of such superior proposal, taking such action is required by the AATI Board’s fiduciary duties; and (iii) AATI complies with certain procedures provided in the Merger Agreement.

•

Available Alternatives; Results of Discussions with Third Parties. In its consideration of the Original Merger Agreement, the AATI Board considered the possible alternatives to the acquisition by Skyworks (including the possibility of being acquired by another company, continuing to operate AATI as an independent entity, or engaging in other strategic transactions, and the desirability and perceived risks of those alternatives), the range of potential benefits that these alternatives could bring to AATI’s stockholders and the timing and likelihood of accomplishing the goals of such alternatives, as well as the board’s assessment that none of these alternatives was reasonably likely to create greater value for AATI’s stockholders in a reasonable period of time, taking into account risks of execution as well as business, management, competitive, industry and market risks. As part of its deliberations, the AATI Board considered the results of the process that was conducted to evaluate alternative strategic transactions. Furthermore, in considering the settlement and the amended Merger Agreement, the AATI Board noted that despite the length of time that has passed since the announcement of the Original Merger Agreement, the drop in the trading price of AATI’s common stock during that period and the public nature of the dispute between AATI and Skyworks, no third party had expressed potential interest to AATI in an alternative transaction.

•

Analysis and Presentation of Management. In its consideration of the Original Merger Agreement, the analyses and presentations by senior management of AATI regarding the business, operations, sales, management and competitive position of AATI and forecasts regarding profitability under various scenarios.

•

Strategic Considerations. In its consideration of the Original Merger Agreement, which contemplated that AATI stockholders would become stockholders of the combined company as stockholders of Skyworks, the AATI Board considered their expectations that the Merger would result in AATI becoming part of a larger, dynamic organization, better positioned to address customers’ demand for highly integrated power management solutions across a broader range of markets and applications than AATI would be able to on a stand-alone basis. At such time, the AATI Board considered the benefits resulting from the synergies of combining Skyworks’s existing leadership position in RF front-end solutions with AATI’s innovative application-specific power management solutions and by leveraging Skyworks’s scale and extensive product portfolio.

•

Risks and Potentially Negative Factors. During the course of its deliberations concerning the Offer and the Merger contemplated by the Merger Agreement, the AATI Board also identified and considered a variety of risks relating to the Offer and the Merger, including the following:

•

that a favorable outcome in the arbitration proceedings could result in consideration of $6.13 per share for the AATI stockholders, which amount is greater than the $5.80 per share agreed to under the Merger Agreement; and

•	the possibility that the Offer and the Merger on the new revised terms contemplated by the Merger Agreement as amended may not be consummated.

At the time of the Original Merger Agreement, the AATI Board considered a variety of risks related to the original merger, including the following risks that also apply to the Offer and the Merger under the new revised terms of the Merger Agreement:

•	the potential significant disruption to AATI’s existing relationships with customers and the difficulty of attracting new customers during the pendency of the Merger ;

•

the risk that certain provisions of the Merger Agreement may have the effect of discouraging proposals for alternative acquisition transactions involving AATI, including the restriction on AATI’s ability to solicit proposals for alternative transactions and the requirement that AATI pay a termination fee of approximately $8.5 million to Skyworks under certain circumstances;

•

the risk that key employees of AATI might terminate their employment with AATI and the risk of the transaction diverting management’s attention from the day to day operation of AATI’s business during the pendency of the Merger;

•	the fees and expenses associated with completing or attempting to complete the Merger;

•

the potential impacts of the restrictions under the Original Merger Agreement on AATI’s ability to take certain actions during the period prior to the closing of the Merger (which might delay or prevent AATI from undertaking business opportunities that may arise pending completion of the Merger); and

•

the fact that certain of AATI’s directors and officers may have interests in the Merger as individuals that are in addition to or different from the interests of AATI’s stockholders, as further described in Item 3 of this Schedule 14D-9.

This discussion of information and factors considered by the AATI Board is not intended to be exhaustive, but is intended to summarize the material factors considered by the AATI Board. In view of the wide variety of factors considered, the AATI Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, after taking into account all of the factors set forth above, the AATI Board unanimously agreed that the Merger Agreement and the transactions contemplated thereby were and are advisable and fair to, and in the best interests of, AATI and the AATI stockholders, and that AATI should enter into the Merger Agreement.

(d) Intent to Tender.

To AATI’s knowledge, after making reasonable inquiry, each of AATI’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither AATI nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of AATI concerning the Offer or the Merger.

AATI retained Needham & Company to act as financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Original Merger Agreement. On May 26, 2011, Needham & Company provided the AATI Board with an opinion with respect to the original merger consideration of $6.13 per Share. However, for the reasons identified in Item 4(c) “—Prior Opinion of Needham & Company” above, the AATI Board did not request Needham & Company to update its prior opinion with respect to the revised price of $5.80 per Share.

Under the terms of its engagement letter with Needham & Company, AATI has paid or agreed to pay Needham & Company a retainer fee and a fee for rendering the Needham & Company opinion with respect to the original merger consideration aggregating $1,050,000. If the Offer and Merger are consummated, AATI has agreed to pay Needham & Company an additional fee of 1.0% of the aggregate purchase price paid in the Offer and Merger, against which the retainer fee and the fee for rendering the Needham & Company opinion would be credited. In addition, AATI has agreed to reimburse Needham & Company for its out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company.

To AATI’s knowledge, after making reasonable inquiry, no transactions in the Shares have been effected during the past 60 days by AATI or, by any of AATI’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, no negotiations are being undertaken or are underway by AATI in response to the Offer, which relate to a tender offer or other acquisition of AATI securities by AATI, any subsidiary of AATI or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, no negotiations are being undertaken or are underway by AATI in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving AATI or any subsidiary of AATI, (ii) a purchase, sale or transfer of a material amount of assets by AATI or any subsidiary of AATI, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of AATI.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Skyworks, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the AATI Board other than at a meeting of AATI’s stockholders.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Offeror holds at least 90% of the Shares, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the stockholders of AATI if permitted to do so under the DGCL.

Stockholder Approval. AATI has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of AATI’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than 90% of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of AATI.

Top-Up Option. AATI has granted Skyworks a top-up option exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase the top-up option Shares at a price per Share equal to the Offer Price equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Offeror as of immediately prior to the exercise of the top-up option, constitutes one share more than 90% of the number of Shares then outstanding (assuming the issuance of the top-up option Shares) or (ii) the aggregate of the number of Shares held as treasury shares by AATI and its subsidiaries and the number of Shares that AATI is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of Options or warrants) as of immediately prior to the exercise of the top-up option.

State Anti-Takeover Laws. AATI is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The AATI Board approved for purposes of Section 203 of the DGCL the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203 of the DGCL, with respect to AATI, will not be applicable to the Offer or Merger.

Conditions of the Offer. Skyworks and Offeror are not required to accept for payment or pay for any Shares if: (i) the Minimum Condition is not satisfied; (ii) the Merger Agreement has been terminated in accordance with its terms; (iii) AATI has intentionally not complied with or performed in any material respect its new settlement-related covenants set forth in Section 5.3 of the Merger Agreement; (iv) AATI’s new settlement-related representation concerning the absence of changes in its capitalization matters since September 23, 2011, set forth in new Section 3.29 of the Merger Agreement, was not true and correct as of November 30, 2011; or (v) any governmental authority shall have enacted, issued, promulgated, enforced or entered any order, stay, decree of judgment or injunction (preliminary or permanent) prohibiting consummation of the Offer or the Merger.

The conditions described above are for the sole benefit of Skyworks and Offeror and, except for the Minimum Condition which may only be waived with the written consent of AATI, may be waived by Skyworks or Offeror in whole or in part at any time and from time to time and in the sole discretion of Skyworks and Offeror, subject in each case to the terms of the Merger Agreement. The conditions described above are in addition to, and not a limitation of the rights of Skyworks and Offeror to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Skyworks or Offeror at any time to exercise any of the above described rights will not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

If any of these conditions are not satisfied, Skyworks will not be required to accept for payment or (except as otherwise required by any applicable SEC rules and regulations, including Rule 14e-1(c) under the Exchange Act) to pay for any Shares tendered pursuant to the Offer. In addition, if otherwise permitted by the terms of the Merger Agreement, failure to satisfy these conditions allows Skyworks to terminate or amend the Offer or postpone the acceptance of, or payment for, any Shares tendered in the Offer.

Antitrust. AATI and Skyworks have agreed to cooperate with each other and to use their commercially reasonable efforts to make filings and to obtain approvals required for the completion of the Offer. Neither the acquisition of Shares pursuant to the Offer nor the Merger is subject to a waiting period or filing requirement under the HSR Act. The acquisition of Shares pursuant to the Offer will, however, require a post-closing filing with the Fair Trade Commission of the Republic of Korea, and prior to the closing of the Merger, AATI must file a notification with the Fair Trade Commission of the Republic of Korea and obtain a clearance on the notification. The statutory review period for the filing required prior to the closing of the Merger is thirty (30) days, which may be shortened or extended by the Commission. Even though the acquisition of Shares pursuant to the Offer is not subject to a waiting period or filing requirement under the HSR Act, at any time before or after the Merger is completed, either the FTC or the DOJ, or any other antitrust authority having jurisdiction over AATI and Skyworks, could take action under applicable antitrust laws in opposition to the Offer, including seeking to enjoin the transaction or seeking divestiture of substantial assets of AATI, Skyworks or their subsidiaries. Private parties also may seek to take legal action under antitrust laws under some circumstances.

AATI and Skyworks are not aware of any material governmental or regulatory approvals or actions that are required for completion of the Offer other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, persons who are then stockholders of AATI will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. AATI stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any AATI stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder’s right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by AATI stockholders desiring to exercise any available appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for information purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholder have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Information about Golden Parachute Compensation

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the merger in the circumstances described below. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity and assumes the employment of each executive officer is terminated without cause, or is constructively terminated, within 12 months of the Acceptance Time. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during his term of employment, such as base salary earned through the date of termination. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. It is assumed that the Acceptance Time will constitute a “change of control” for purposes of the calculation of the compensation and benefits described below. Furthermore, for purposes of calculating such amounts, we have assumed that the Acceptance Time and the closing of the Merger will occur on January 9, 2012, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all Options and unvested RSUs remain outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)		Equity ($)		Pension / NDQC ($)	Perquisites / Benefits ($)		Tax Reimbursement ($)	Other ($)	Total ($)
Richard K. Williams	590,426	(1)(2)	1,197,538	(3)	—	15,108	(4)	—	—	1,803,072
Ashok Chandran	420,000	(1)(5)	832,575	(6)	—	25,921	(7)	—	—	1,278,496
Kevin D’Angelo	297,594	(1)(8)	121,406	(9)	—	17,243	(10)	—	—	436,243
Dr. Jun-Wei Chen	287,500	(1)(11)	123,213	(12)	—	17,243	(13)	—	—	427,956

(1)	AATI has entered into change of control agreements with each of its executive officers which provide that in the event the employee is terminated without cause, or is constructively terminated, within 12 months of a change of control, including the consummation of the Merger, the employee will receive continued salary for 12 months following the termination date and the chief executive officer and chief financial officer would be entitled to 100% of their target bonus for the fiscal year in which such change of control was triggered and other officers of a level of vice president and above would be entitled to 50% of their target bonus for the fiscal year in which such change of control transaction occurred (a double-trigger benefit). See the description of the change of control agreements in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Severance and Change of Control Provisions.”
(2)	The amount consists of a base salary payment of $295,213 and a target bonus payment of $295,213 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Williams described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(3)

The amount reflects the aggregate value of the Options and RSUs held by Mr. Williams that will fully vest in connection with the Merger and pursuant to the change of control agreement entered into with Mr. Williams described in footnote (1). This amount assumes that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. The value of the accelerated Options was determined by multiplying (i) the number of Shares subject to the Options that are accelerating by (ii) the difference between $5.80 and the applicable exercise price of such Options, which has a total value of $262,700. The value of the accelerated RSUs was determined by multiplying (i) the number of Shares covered by the RSUs that are accelerating by (ii) $5.80 per share, which has a total value of $934,838. Of this amount $348,000 is attributable to 60,000 RSUs held by Mr. Williams that were granted in May 2011 and will fully vest solely in connection with the Merger (a single-trigger benefit) and the remainder is attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Williams described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Restricted Stock Units.”
(4)	The amount consists of twelve months of continued health benefits valued at $15,108 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Williams described in footnote (1), assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(5)	The amount consists of a base salary payment of $240,000 and a target bonus payment of $180,000 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Chandran described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(6)	The amount reflects the aggregate value of the Options and RSUs held by Mr. Chandran that will fully vest as a result of the Merger and pursuant to the change of control agreement entered into with Mr. Chandran described in footnote (1). This amount assumes that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. The value of the Shares subject to the Options that are accelerating was determined by multiplying (i) the number of Shares subject to the Options that are accelerating by (ii) the difference between $5.80 and the applicable exercise price of such Options, which has a total value of $122,075. The value of the RSUs that are accelerating was determined by multiplying (i) the number of Shares covered by the RSUs that are accelerating by (ii) $5.80 per share, which has a total value of $710,500. Of this amount, $435,000 is attributable to 75,000 RSUs held by Mr. Chandran that were granted in May 2011 and will fully vest solely in connection with the Merger (a single-trigger benefit) and the remainder is attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Chandran described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Restricted Stock Units.”
(7)	The amount consists of twelve months of continued health benefits valued at $25,921 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Chandran described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(8)	The amount consists of a base salary payment of $238,075 and a target bonus payment of $59,519 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. D’Angelo described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(9)	The amount reflects the aggregate value of the Options and RSUs held by Mr. D’Angelo that will fully vest pursuant to the change of control agreement entered into with Mr. D’Angelo described in footnote (1). This amount assumes that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. The value of the Options that are accelerating was determined by multiplying (i) the number of Shares subject to the Options that are accelerating by (ii) the difference between $5.80 and the applicable exercise price of such Options, which has a total value of $56,156. The value of the RSUs that are accelerating was determined by multiplying (i) the number of Shares covered by the RSUs that are accelerating by (ii) $5.80 per share, which has a total value of $65,250. This entire amount is attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. D’Angelo described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(10)

The amount consists of twelve months of continued health benefits valued at $17,243 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with

Mr. D’Angelo described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(11)	The amount consists of a base salary payment of $230,000 and a target bonus payment of $57,500 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Dr. Chen described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.
(12)	The amount reflects the aggregate value of the Options and RSUs held by Dr. Chen that will fully vest in connection with the Merger and pursuant to the change of control agreement entered into with Dr. Chen described in footnote (1). This amount assumes that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. The value of the Options that are accelerating was determined by multiplying (i) the number of Shares subject to the Options that are accelerating by (ii) the difference between $5.80 and the applicable exercise price of such Options, which has a total value of $43,463. The value of the RSUs that are accelerating was determined by multiplying (i) the number of Shares covered by the RSUs that are accelerating by (ii) $5.80 per share, which has a total value of $79,750. Of this amount, $29,000 is attributable to 5,000 RSUs held by Dr. Chen that were granted in May 2011 and that will fully vest solely in connection with the Merger (a single-trigger benefit) and the remainder is attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Mr. Chandran described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Restricted Stock Units.”
(13)	The amount consists of twelve months of continued health benefits valued at $17,243 to be received and attributable to a double-trigger benefit pursuant to the change of control agreement entered into with Dr. Chen described in footnote (1) assuming that employee is terminated without cause, or is constructively terminated, within 12 months of a change of control.

Litigation Related to the Merger. On June 6, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202403) (the “Bushansky action”) naming AATI, the members of the AATI Board, Skyworks and Merger Sub as defendants. The complaint alleges, among other things, (1) that the members of the AATI Board breached their fiduciary duties by (a) failing to take steps to maximize the value of the merger consideration to AATI’s stockholders, (b) taking steps to avoid competitive bidding, and (c) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, and (2) that AATI, the members of the AATI Board, Skyworks and Merger Sub aided and abetted these purported breaches of fiduciary duties. The complaint seeks to enjoin consummation of the Merger or, if the Merger is completed, to recover damages caused by the alleged breaches of fiduciary duties. The complaint also seeks recovery of attorney’s fees and costs of the lawsuit.

On June 7, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202501) (the “Venette action”) naming AATI, the members of the AATI Board, Skyworks and Merger Sub as defendants. Plaintiffs filed an amended complaint on July 14, 2011 (the “Amended Complaint”). The Amended Complaint alleges, among other things, (1) that the members of the AATI Board breached their fiduciary duties by (a) agreeing to the merger for inadequate consideration on unfair terms, (b) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, (c) selling the company in response to alleged pressure from Dialectic Capital Partners, LP (“Dialectic”), (d) taking steps to avoid competitive bidding (including the entry by certain AATI officers and directors into agreements with Skyworks relating to voting commitments and inclusion in the merger agreement of nonsolicitation provisions and a termination fee), and (e) by causing the issuance of a materially misleading Form S-4 Registration Statement which, inter alia, purportedly fails to disclose material facts surrounding (i) Dialectic’s impact on the proposed merger process, (ii) the AATI Board’s evaluation of Skyworks and its offer for AATI, and (iii) supporting figures and analysis regarding the fairness opinion that the AATI Board obtained from its financial advisor, Needham & Company, in connection with the transaction and (2) that AATI, the members of the AATI Board, Skyworks and Merger Sub aided and abetted these purported breaches of fiduciary duties. The Amended Complaint seeks to enjoin consummation of the Merger, and to have the court direct the defendants to implement procedures and processes to maximize shareholder value. The Amended Complaint also seeks recovery of attorney’s fees and costs of the lawsuit.

On July 26, 2011, the Court issued an order consolidating the Bushansky action and Venette action into a single, consolidated action captioned In re Advanced Analogic Technologies Inc. Shareholder Litigation, Lead Case No. 111CV202403, and designating the Amended Complaint as the operative complaint in the litigation. AATI, the AATI Board and Skyworks believe that the claims in the consolidated action are without merit and intend to defend against such claims vigorously.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks and AATI (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect Skyworks’s and AATI’s respective future operating results, financial position and cash flows.

Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, AATI’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers or other business partners; that the parties are unable to successfully implement integration strategies; and other risks that are described in Skyworks’s and AATI’s respective SEC reports, including but not limited to the risks described in Skyworks’s Annual Report on Form 10-K, for its fiscal year ended September 30, 2011 and AATI’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2010, as well as subsequent Quarterly Reports on Form 10-Q.

These forward-looking statements are made only as of the date hereof, and AATI undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated December 9, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(D)	Form of Letter from MacKenzie Partners, Inc. to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(2)(A)	Letter to stockholders of Advanced Analogic Technologies Incorporated dated December 9, 2011*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Joint press release issued by Advanced Analogic Technologies Incorporated and Skyworks Solutions, Inc., dated November 30, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

(a)(5)(B)	Form of Summary Advertisement as published in the Wall Street Journal on December 9, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(e)(1)	Agreement and Plan of Merger by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated May 26, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated November 30, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

(e)(3)	Settlement Agreement and Mutual Release by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated November 29, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

Exhibit Number	Description

(e)(4)	Stockholder Agreement by and among Skyworks Solutions, Inc. and certain stockholders of Advanced Analogic Technologies Incorporated, dated May 26, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(5)	Non-Competition, Non-Solicitation and Confidentiality Agreement by and between Skyworks Solutions, Inc. and Richard K. Williams, dated May 26, 2011 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(6)	Amended and Restated Certificate of Incorporation of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 3.2 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(7)	Amended and Restated Bylaws of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 3.4 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(8)	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)
(e)(9)	1998 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(10)	2005 Equity Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.3 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(11)	2005 Employee Stock Purchase Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.4 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(12)	Employment Offer Letter between Advanced Analogic Technologies Incorporated and Richard K. Williams dated September 24, 1998 (incorporated by reference to Exhibit 10.5 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(13)	Form of Change of Control Agreement (Chief Executive Officer and Chief Financial Officer) (incorporated by reference to Exhibit 10.15 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(14)	Form of Change of Control Agreement (Vice Presidents) (incorporated by reference to Exhibit 10.16 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

Date: December 9, 2011	By:	/s/ RICHARD K. WILLIAMS
Richard K. Williams
President, Chief Executive Officer and
Chief Technical Officer

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated December 9, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(D)	Form of Letter from MacKenzie Partners, Inc. to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(a)(2)(A)	Letter to stockholders of Advanced Analogic Technologies Incorporated dated December 9, 2011*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Joint press release issued by Advanced Analogic Technologies Incorporated and Skyworks Solutions, Inc., dated November 30, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

(a)(5)(B)	Form of Summary Advertisement as published in the Wall Street Journal on December 9, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by PowerCo Acquisition Corp. and Skyworks Solutions, Inc. on December 9, 2011)

(e)(1)	Agreement and Plan of Merger by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated May 26, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated November 30, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

(e)(3)	Settlement Agreement and Mutual Release by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated, dated November 29, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on December 5, 2011)

Exhibit Number	Description

(e)(4)	Stockholder Agreement by and among Skyworks Solutions, Inc. and certain stockholders of Advanced Analogic Technologies Incorporated, dated May 26, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(5)	Non-Competition, Non-Solicitation and Confidentiality Agreement by and between Skyworks Solutions, Inc. and Richard K. Williams, dated May 26, 2011 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Advanced Analogic Technologies Incorporated on May 27, 2011)

(e)(6)	Amended and Restated Certificate of Incorporation of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 3.2 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(7)	Amended and Restated Bylaws of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 3.4 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(8)	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(9)	1998 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(10)	2005 Equity Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.3 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(11)	2005 Employee Stock Purchase Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.4 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(12)	Employment Offer Letter between Advanced Analogic Technologies Incorporated and Richard K. Williams dated September 24, 1998 (incorporated by reference to Exhibit 10.5 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(13)	Form of Change of Control Agreement (Chief Executive Officer and Chief Financial Officer) (incorporated by reference to Exhibit 10.15 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(e)(14)	Form of Change of Control Agreement (Vice Presidents) (incorporated by reference to Exhibit 10.16 to Advanced Analogic Technologies Incorporated’s Form S-1 Registration Statement (Registration No. 333-123798), declared effective by the SEC on August 3, 2005)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

*	Filed herewith.

Annex I

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 9, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Shares” or the “Common Stock”), of Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI,” “AnalogicTech,” “we,” “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), to the board of directors of AATI (the “AATI Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2011 and as amended by Amendment No. 1 dated November 30, 2011 (the “Merger Agreement”), by and among Skyworks, PowerCo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Skyworks (“Offeror”), and AATI.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on December 9, 2011, Skyworks through Offeror commenced a cash tender offer to purchase all outstanding Shares at a price per Share of $5.80, net to the seller in cash, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the stockholders of AATI and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Skyworks and Offeror with the Securities and Exchange Commission (the “SEC”) on December 9, 2011. The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into AATI (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by AATI with the SEC on December 9, 2011, and which is being mailed to the stockholders of AATI along with this Information Statement.

The information contained in this Information Statement concerning Skyworks, Offeror and the Skyworks’ Designees (as defined below) has been furnished to AATI by either Skyworks or Offeror, and AATI assumes no responsibility for the accuracy or completeness of such information.

SKYWORKS’ DESIGNEES TO THE AATI BOARD OF DIRECTORS

The Merger Agreement provides that upon acceptance by Offeror of any Shares of for payment pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by Offeror, Skyworks will be entitled to designate a majority of the AATI Board and all committees of the AATI Board (the “Skyworks’ Designees”). The exact number of directors that Skyworks may designate will be in proportion to the percentage of AATI’s Shares that Skyworks then holds, and will be rounded up to the nearest whole number. AATI has agreed to take all actions that may be required to enable and cause the Skyworks’ Designees to be appointed or elected to the AATI board (including increasing the size of the AATI Board or securing the resignations of incumbent AATI directors). Notwithstanding the foregoing, until the effective time of the Merger (the “Effective Time”), at least two of the members of the AATI Board will be persons who were independent disinterested non-management directors of AATI on November 30, 2011. If fewer than two independent directors are available, the remaining independent director will have the power to designate an individual to fill the second independent director position, and if no independent directors then remain, the other directors then in office will designate two independent directors who will not be directors, officers, employees or affiliates of Skyworks or Offeror. Until the Merger is completed, if Skyworks’ Designees constitute a majority of the AATI board, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by AATI, any extension of time for performance of Skyworks or Offeror under the Merger Agreement, any waiver of any condition to AATI’s obligations under the Merger Agreement or any of AATI’s rights under the Merger Agreement or any amendment to AATI’s certificate of incorporation or bylaws will require the approval both of the AATI board as a whole and a majority of the independent directors then in office. Upon completion of the Merger, Skyworks will be the direct or indirect owner of 100% of the outstanding Shares, and AATI’s board will be reconstituted, so that Offeror’s directors and officers immediately prior to the effective time of the Merger will (initially) be the only directors and officers of the surviving corporation and there will be no independent directors and no incumbents or holdovers from the current AATI board.

Skyworks has informed AATI that it will choose the Skyworks’ Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to AATI by Skyworks, sets forth, with respect to each individual who may be designated by Skyworks as a Skyworks’ Designee, the name, age of the individual as of November 30, 2011, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Skyworks has informed AATI that each such individual has consented to act as a director of AATI, if so appointed or elected. If necessary, Skyworks may choose additional or other Skyworks’ Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 20 Sylvan Road, Woburn, Massachusetts 01801.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Director	Age	Employment History for Past Five Years
David J. Aldrich	54	Mr. Aldrich has served as President and Chief Executive Officer, and as a director of Skyworks since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined Skyworks in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Bruce J. Freyman	51	Mr. Freyman joined Skyworks in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Liam K. Griffin	45	Mr. Griffin joined Skyworks in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems). Mr. Griffin owns 1,000 Shares of AATI, which he acquired on February 25, 2008 and over which he holds sole voting and investment power. Mr. Griffin’s spouse, with whom he shares a household, owns 7,000 Shares of AATI, which she acquired on October 22, 2007 and over which she holds sole voting and investment power. The Shares of AATI beneficially owned by Mr. Griffin and his spouse, both individually and in the aggregate, equal less than 1% of AATI Shares outstanding as of December 5, 2011.

Name of Director	Age	Employment History for Past Five Years
Donald W. Palette	54	Mr. Palette joined Skyworks as Vice President and Chief Financial Officer in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Mark V.B. Tremallo	55	Mr. Tremallo joined Skyworks in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters	51	Mr. Waters joined Skyworks in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).

It is expected that the Skyworks’ Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, which purchase cannot occur prior to January 9, 2012, and that, upon assuming office, the Skyworks’ Designees will thereafter constitute at least a majority of the AATI Board.

GENERAL INFORMATION CONCERNING AATI

The Common Stock is the only class of voting securities of AATI outstanding that is entitled to vote at a meeting of the stockholders of AATI. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of AATI’s stockholders. As of December 5, 2011, 44,301,895 shares of Common Stock were issued and outstanding.

Information Regarding the Directors of AATI

The AATI Board currently consists of six members. Set forth below is certain information furnished to us by each of the incumbent directors as of December 5, 2011:

Name of Director	Age(1)	Position	Employment History for Past Five Years	Director Since
Samuel J. Anderson	54	Chairman of the Board of Directors	Mr. Anderson is a Class II director whose term expires at the 2013 Annual Meeting of Stockholders. Mr. Anderson has served as a director and as Chairman of our Board of Directors since August 2001. Mr. Anderson was a founder of Great Wall Semiconductor Corporation and has served as its Chairman, President and Chief Executive Officer since January 2002. Mr. Anderson previously served as Vice President of Business Development at ON Semiconductor Corporation from August 1999 to December 2001 and held various positions in the semiconductor products sector of Motorola, Inc. from June 1986 to August 1999. Mr. Anderson has also served on the board of directors of Vicor Corporation since 2001. Mr. Anderson holds over 20 U.S. patents in the area of semiconductor technology. Mr. Anderson received an M.S. in Microelectronics from Arizona State University, an M.S. in Physics from Queen’s University of Belfast, Ireland and a B.S. in Electronics from the University of Ulster, Ireland. Mr. Anderson provides the Board of Directors with industry experience as a chief executive officer with extensive technology experience.	2001

Jason L. Carlson	49	Director	Mr. Carlson is a Class II director whose term expires at the 2013 Annual Meeting of Stockholders. Mr. Carlson has served as a director since November 2010. Mr. Carlson is currently the Chief Executive Officer of QD Vision, a private nanomaterials product company, since July 2010. Prior to joining QD Vision, Mr. Carlson served as President and Chief Executive Officer of Emo Labs, Inc., an early-stage developer of innovative audio speaker technology from February 2006 to July 2010. Prior to joining Emo Labs, Mr. Carlson served as President and Chief Executive Officer of Semtech Corporation, a publicly-traded vendor of analog and mixed-signal semiconductors, with an emphasis on	2010

Name of Director	Age(1)	Position	Employment History for Past Five Years	Director Since
			power management applications, from November 2002 to October 2005. From December 1999 to July 2002, he was Vice President & General Manager for the Crystal Product Division and the Consumer Products & Data Acquisition Division of Cirrus Logic, Inc. a publicly-traded vendor of analog and mixed-signal semiconductors for consumer and industrial applications. Mr. Carlson joined Cirrus Logic in July 1999 when that company acquired AudioLogic, Inc., of which he had been Chief Executive Officer. Mr. Carlson also currently serves on the Board of Directors and is Chairman of the Audit Committee of Vicor Corporation, a publicly-traded developer and manufacturer of power components and systems. Mr. Carlson brings to the Board of Directors experience as both a public company executive and as an entrepreneur, as well as an understanding of the evolution of technical innovation in the semiconductor and power conversion industries.

Jaff Lin	64	Director	Mr. Lin is a Class II director whose term expires at the 2012 Annual Meeting of Stockholders. Mr. Lin has served as a director since June 1999. Mr. Lin co-founded Maton Venture in 1997 and has served as a Managing Director since its inception. Mr. Lin served as Chief Technical Officer and previously as Vice President of Engineering at BusLogic, Inc. from November 1990 to March 1996. Prior to that, Mr. Lin served in various engineering and marketing management capacities at Cirrus Logic, Inc., Compass Development, Inc. and Scientific Micro Systems. Mr. Lin currently serves on the board of directors of several private companies. Mr. Lin received an M.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and a B.S. in Nuclear Engineering from the National Tsing Hua University in Taiwan. Mr. Lin’s experience enables him to provide engineering and marketing expertise as well as outside director experience to the Board of Directors.	1999

Thomas P. Redfern	71	Director	Mr. Redfern is a Class II director whose term expires at the 2013 Annual Meeting of Stockholders. Mr. Redfern has served as a director since February 2008. Mr. Redfern served as a National Semiconductor Fellow in the Analog Products Group at National Semiconductor Corp. from 1996 until his retirement in 2001. From 1989 through 1996 he held various directorial positions at National Semiconductor Corp.	2008

Name of Director	Age(1)	Position	Employment History for Past Five Years	Director Since
			including Director of the Audio Group, Director of Development for the Audio/Video Group, and Director of New Product Development for the Interface and Peripheral Group. Prior to 1989, Mr. Redfern worked as the Director of MOS Design at Linear Technology Corp. and served in various engineering, marketing and management capacities at National Semiconductor Corp., Garrett Micro-Circuits Corp. and American Micro-Systems Inc. Mr. Redfern served on the board of directors of Sipex Corporation from April 2003 until August 2007. Mr. Redfern received an MSEE and BSEE from Stanford University. Mr. Refern brings to the Board of Directors expertise in the semiconductor industry in various areas which include applications, marketing and design.

Chandramohan Subramaniam	55	Director	Mr. Subramaniam is a Class III director whose term expires at the 2011 Annual Meeting of Stockholders. Mr. Subramaniam has served as a director since March 2007. Mr. Subramaniam has been a Vice President of Medtronic Incorporated since May 2008. Mr. Subramaniam served as President of the Puja Consulting Group from January 2005 to May 2008. Prior to that, Mr. Subramaniam served as the Senior Vice President of Operations for MEMC Electronics Materials, Inc., a public silicon wafer manufacturing company, from December 2003 to December 2004. Prior to that, Mr. Subramaniam was the Vice President and Director of Final Manufacturing for ON Semiconductor Corporation, a public semiconductor company, from May 1999 to December 2003. Before joining ON Semiconductor Corporation, Mr. Subramaniam held various positions at Motorola, Inc. from 1983 to 1999. Mr. Subramaniam also currently serves on the board of directors of IceMos Technology Ltd., a private company. Mr. Subramaniam received a B.S. in Electrical/Electronics Engineering from the University of Manchester, England. Mr. Subramaniam’s experience enables him to provide operational and engineering expertise in the semiconductor industry to the Board of Directors.	2007

Richard K. Williams	53	President, Chief Executive Officer, Chief Technical Officer and Director	Mr. Williams is a Class I director whose term expires at the 2012 Annual Meeting of Stockholders. Mr. Williams, one of our founders, has served as our President and Chief Executive Officer since April 2000 and also as our Chief Technical Officer and a director since September 1998. From September 1998 to April 2000, Mr. Williams previously served as our	1998

Name of Director	Age(1)	Position	Employment History for Past Five Years	Director Since
Vice President of Engineering and Product Strategy. Prior to joining us, Mr. Williams served at Siliconix incorporated from September 1980 to September 1998, most recently as Senior Director of Device Concept & Design. Mr. Williams holds more than 200 U.S. patents in device, process, package, circuit, system and application methods and apparatus, and has written over 100 published articles and invited papers. Mr. Williams is a senior member of the Institute of Electrical and Electronic Engineers. Mr. Williams received an M.S. in Electrical Engineering from Santa Clara University and a B.S., with honors, in Electrical Engineering (specializing in semiconductor device physics and fabrication) from the University of Illinois at Urbana-Champaign. As Chief Executive Officer, Mr. Williams provides the Board of Directors with insight and information related to our business and operations and participates in the ongoing review of strategic issues.

(1)	Ages as of December 5, 2011.

Information Regarding the Executive Officers of AATI

Set forth below is certain information regarding each of our executive officers as of December 5, 2011:

Name of Executive Officer	Age(1)	Position	Employment History for Past Five Years
Richard K. Williams	53	President, Chief Executive Officer, Chief Technical Officer and Director	Mr. Williams, one of our founders, has served as our President and Chief Executive Officer since April 2000 and also as our Chief Technical Officer and a director since September 1998. Prior to joining us as Vice President of Engineering and Product Strategy in 1998, Mr. Williams served at Siliconix incorporated for 18 years, most recently as Senior Director of Device Concept & Design. Mr. Williams holds more than 200 US patents in device, process, package, circuit, system and application methods and apparatus, and has written over 100 published articles and invited papers. Mr. Williams is a member of the Institute of Electrical and Electronic Engineers. Mr. Williams received an M.S. in Electrical Engineering from Santa Clara University and a B.S., with honors, in Electrical Engineering (specializing in semiconductor device physics and fabrication) from the University of Illinois at Urbana-Champaign.

Name of Executive Officer	Age(1)	Position	Employment History for Past Five Years
Ashok Chandran	51	Vice President, Chief Accounting Officer and interim Chief Financial Officer	Mr. Chandran has served as our Vice President and Chief Accounting Officer since October 2007 and as our interim Chief Financial Officer since April 6, 2011. Mr. Chandran joined us in October 2004 and previously served as our Corporate Controller. Prior to joining us, Mr. Chandran served in senior financial roles at JDS Uniphase from 1999 to 2004. Prior to this, Mr. Chandran served in finance positions at LSI Logic Corporation from 1996 to 1999 and at National Semiconductor Corporation from 1983 to 1995. Mr. Chandran received a Masters of Business Administration from Duke University and a Bachelor’s Degree in Mechanical Engineering with honors from Monash University in Melbourne, Australia.

Kevin P. D’Angelo	51	Vice President of Advanced Products and Fellow	Mr. D’Angelo, one of our founders, has served as our Vice President of Advanced Products and Fellow since February 2009. Prior to this, Mr. D’Angelo served as our Vice President of Engineering since January 2001. Mr. D’Angelo is responsible for integrated circuit design in the United States. Mr. D’Angelo previously served as our Senior Director from June 2000 to January 2001 and as our Senior Manager from January 1999 to June 2000. Mr. D’Angelo received the 2002 Marconi award for excellence in science and technology, and he holds 23 US patents. Mr. D’Angelo received a B.S. in Electrical Engineering from the University of California, San Diego.

Dr. Jun-Wei Chen	61	Vice President of Technology	Dr. Chen has served as our Vice President of Technology since February 2005. Dr. Chen is responsible for device concept and design, process development and integration, CAE development and global Foundry Direct technical support. Prior to joining us, Dr. Chen held various positions including Vice President of Technology at SmartASIC Technology, Inc. from May 2004 to February 2005 and Chief Technology Officer at CLL Technology, Inc. from May 2000 to May 2004. Dr. Chen holds 20 US patents and has written over 30 technical articles. He is also a member of the Institute for Electrical and Electronic Engineers. Dr. Chen received a Ph.D. and an M.S. in Electrical Engineering from Carnegie Mellon University and a B.S. in Electrical Engineering from National Taiwan University, Taipei.

(1)	Ages as of December 5, 2011.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

The Board of Directors held eleven meetings during fiscal year 2010. All directors attended at least 75% percent of the meetings of the Board of Directors and of the committees on which they served during fiscal year 2010 other than Jason L. Carlson who was appointed to the Board of Directors in November 2010 and attended 100% of the meetings of the Board of Directors and of the committees on which he served during the period of his directorship during fiscal year 2010.

Board Leadership Structure	We separate the roles of Chief Executive Officer (“CEO”) and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction of the Company and the day-to-day leadership and performance of the Company, while the Chairman of the Board provides guidance to the CEO and presides over meetings of the full Board. In addition, the Chairman of the Board presides over executive sessions which take place at each regularly scheduled Board meeting. We believe that this structure allows the Board to fulfill its duties effectively and efficiently.

Board Independence	The Board of Directors has determined that each of its current directors, except Richard K. Williams, has no material relationship with AnalogicTech and is independent within the meaning of the NASDAQ listings standards.

Committees of the Board of Directors	The Board of Directors has standing Audit, Corporate Governance and Nominating and Compensation Committees. Each of these committees has adopted a written charter. All members of the committees are appointed by the Board of Directors, and are non-employee directors. The following describes each committee, its current membership, its function and the number of meetings held during fiscal year 2010.

Audit Committee	The Audit Committee consists of Messrs. Anderson, Carlson and Subramaniam, each of whom is independent within the meaning of the NASDAQ listing standards, as currently in effect. The Board of Directors has determined that Mr. Carlson is an “audit committee financial expert” as defined in SEC rules. The Audit Committee held eight meetings during fiscal year 2010. Mr. Carlson serves as Chairman of the Audit Committee.

The Audit Committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee’s responsibilities include:

•      selecting and hiring our independent registered public accounting firm;

•      evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•      approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•      reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•      overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•      reviewing with management and our auditors any earnings announcements and other public announcements and regulatory filings regarding our results of operations;

•      preparing the report that the SEC requires in our annual proxy statement; and

•      reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

The Audit Committee is governed by a written charter approved by the Board of Directors. A copy of the Audit Committee charter is available on our website at www.aati.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee consists of Messrs. Anderson, Lin, Redfern and Subramaniam, each of whom is independent within the meaning of the NASDAQ listing standards, as currently in effect. Currently Mr. Anderson serves as the chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee held two meetings during fiscal year 2010.

The Corporate Governance and Nominating Committee’s purpose is to assist our Board of Directors by identifying individuals qualified to become members of our Board of Directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

• evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding the appointment of directors to our committees;

• administering a policy for considering stockholder nominees for election to our Board of Directors;

• evaluating and recommending candidates for election to our Board of Directors;

• overseeing our Board of Directors’ performance and self-evaluation process; and

• reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

The Corporate Governance and Nominating Committee is governed by a written charter approved by the Board of Directors. A copy of the Corporate Governance and Nominating Committee charter is available on our website at www.aati.com.

Compensation Committee	The Compensation Committee consists of Messrs. Anderson, Lin and Subramaniam, each of whom is independent within the meaning of the NASDAQ listing standards, as currently in effect. Mr. Anderson serves as Chairman of the Compensation Committee. The Compensation Committee held five meetings during fiscal year 2010 and acted by unanimous written consent on several occasions.

The Compensation Committee’s purpose is to assist our Board of Directors in determining the compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

• reviewing and recommending compensation and benefit plans for our executive officers and compensation policies for members of our Board of Directors and its committees;

• reviewing the terms of offer letters and employment agreements and arrangements with our officers;

• setting performance goals for our officers and reviewing their performance against these goals;

• evaluating the competitiveness of our executive compensation plans; and

• preparing the report that the SEC requires in our annual proxy statement.

The Compensation Committee is governed by a written charter approved by the Board of Directors. A copy of the Compensation Committee charter is available on our website at www.aati.com.

Stockholder Recommendations and Nominations	Pursuant to the requirements of its charter, the Corporate Governance and Nominating Committee will review any director candidates recommended by our stockholders who are entitled to vote in the election of directors, provided that the stockholder recommendations are timely submitted in writing to our Secretary, along with all required information, in compliance with the stockholder nomination provisions of our bylaws. A stockholder desiring to recommend a candidate for election to the Board of Directors should direct the recommendation in writing to:

Corporate Secretary Advanced Analogic Technologies Incorporated 3230 Scott Boulevard Santa Clara, California 95054

A submitted recommendation must include the candidate’s name, home and business contact information, detailed biographical data and qualifications and information regarding any relationships between the candidate and AnalogicTech within the last three years. Any candidates properly recommended in accordance with the foregoing requirements by stockholders will be considered in such manner as the members of our Corporate Governance and Nominating Committee deem appropriate.

A stockholder desiring to nominate a person directly for election to the Board of Directors must meet the deadlines and other requirements set forth in our bylaws and the rules and regulations of the SEC. In general, these deadlines and requirements are described above under “Deadlines for Receipt of Stockholder Proposals” in this Proxy Statement.

Director Qualifications	We have no stated minimum criteria for director nominees. The Corporate Governance and Nominating Committee does, however, seek for nomination and appointment candidates with excellent decision-making ability, business experience, relevant expertise, personal integrity and reputation. This committee may also consider other factors such as diversity, experience, length of service and other commitments. This committee believes it appropriate that at least one member of the Board of Directors meet the criteria for an audit committee financial expert as defined by the rules of the Securities and Exchange Commission, and that a majority of the members of the Board of Directors meet the independent director standard under NASDAQ listing rules. This committee also believes it may be appropriate for certain members of our management, in particular the Chief Executive Officer, to participate as a member of the Board of Directors.

The Chairman of our Board of Directors has industry experience as a chief executive officer with extensive technology experience and our other Board members have extensive experience in engineering and operations. The Chairman of our Audit Committee has experience as both a public company executive and as an entrepreneur, as well as understanding of the evolution of technical innovation in the semiconductor and power conversion industries. Although we do not have a formal policy on the diversity of our Board of Directors, we believe that the current members provide diverse and balanced qualifications.

Identification and Evaluation of Nominees for Directors	The Corporate Governance and Nominating Committee identifies nominees for the class of directors being elected at each annual meeting of stockholders by first evaluating the current members of such class of directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If any member of such class of directors does not wish to continue in service or if this committee or the Board of Directors decides not to re-nominate a member of such class of directors for re-election, this committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of this committee and the Board of Directors are polled for suggestions as to individuals meeting the criteria for nomination. Research may also be performed to identify qualified individuals. This committee may, in its discretion, engage third party search firms to identify and assist in recruiting potential nominees to the Board of Directors. Candidates may also come to the attention of this committee through management, stockholders or other persons.

The Corporate Governance and Nominating Committee may take such measures that it considers appropriate in connection with its evaluation of a candidate, including candidate interviews, inquiry of the person recommending the candidate, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, the Board of Directors or management.

After such review and consideration, the Corporate Governance and Nominating Committee selects, or recommends that the Board of Directors select, the slate of director nominees.

Compensation Committee Interlocks and Insider Participation	During fiscal year 2010, no member of the Compensation Committee was an officer or employee of AnalogicTech. During fiscal year 2010, no member of the Compensation Committee or executive officer of AnalogicTech served as a member of the Board of Directors or Compensation Committee of any entity that has an executive officer serving as a member of our Board of Directors or Compensation Committee.

Annual Meeting Attendance	We do not have a formal policy regarding attendance by members of our Board of Directors at our annual meetings of stockholders, but all directors are encouraged to attend these meetings. Five of six of the members of our Board of Directors attended our 2010 annual meeting of stockholders.

Communicating with the Board of Directors	Any stockholder who desires to contact any of the members of our Board of Directors may write to the following address: Board of Directors, c/o Corporate Secretary, Advanced Analogic Technologies Incorporated, 3230 Scott Boulevard, Santa Clara, California 95054. Communications received in writing will be collected, organized and processed by our Secretary, who will distribute the communications to the members of the Board of Directors, as appropriate, depending on the facts and circumstances outlined in the communication received. Where the nature of the communication warrants, the Secretary may decide to obtain the more immediate attention of the appropriate committee of the Board of Directors or an independent director, or our management or independent advisors, as the Secretary considers appropriate.

Directors’ Compensation	We have implemented a policy regarding the compensation of non-employee members serving on our Board of Directors. Pursuant to the policy, no director personally holding, excluding shares granted to such director in connection with service on the board, or otherwise employed by or affiliated with any company holding, more than one percent of our capital stock will be eligible for compensation for his or her services as a member of our Board of Directors. Messrs. Anderson, Carlson, Lin, Redfern and Subramaniam currently qualify for compensation under this policy. All qualifying board members are entitled to receive $25,810 per year of service, as well as $3,000 for each board meeting attended in person plus reimbursement for associated expenses or $1,000 for each board meeting attended by telephone. All qualifying board members also receive an initial option grant for the purchase of 36,000 shares of common stock upon the commencement of each three-year term of service on the board and an additional option grant for the purchase of 2,100 shares of common stock for each year of service on the board during such term. In addition, the chairperson of the Audit Committee and the chairperson of the Corporate Governance and Nominating Committee are each entitled to receive $20,000 for each year of service plus an initial stock option grant of 12,000 shares of common stock upon the commencement of each three-year term of service as chairpersons. The exercise prices of all options granted pursuant to our director compensation policy is equal to the fair market value of our common stock on the date of grant. In 2010, members of the Board of Directors also received the following one-time grant of restricted stock units which vest quarterly over 4 years:

Name	Grant Date	Restricted Stock Unit Awards: Number of Shares of Stock or Units	Price	Grant Date Fair Value of Restricted Stock Unit Awards
Samuel J. Anderson	7/27/2010	60,000	$—	$202,200
Jaff Lin	7/27/2010	15,000	$—	$50,550
Thomas P. Redfern	7/27/2010	15,000	$—	$50,550
Chandramohan Subramaniam	7/27/2010	15,000	$—	$50,550
Thomas Weatherford	7/27/2010	50,000	$—	$168,500

The Board of Directors’ Role in Risk Oversight	The Board has an active role, as a whole and also at the Committee level, in overseeing management of the Company’s risks. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s executive and non-executive compensation plans and arrangements including ensuring that compensation programs do not encourage excessive risk-taking. The Audit Committee oversees management of financial risks and internal controls. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

Code of Business Conduct and Ethics	The Board of Directors has adopted a Code of Business Conduct and Ethics for all employees and independent contractors of AnalogicTech, which is applicable to all principal executive, financial and accounting officers. Our Code of Business Conduct and Ethics can be accessed on our website at www.aati.com. AnalogicTech will file a Form 8-K with the SEC, disclosing any material amendment to the Code of Business Conduct and Ethics or waiver of a provision of the Code of Business Conduct and Ethics, including the name of the officer to whom the waiver was granted, within four business days after such amendment or waiver. We inform and reiterate to our employees our Code of Business Conduct and Ethics at regular intervals and at our employee meetings.

COMPENSATION COMMITTEE REPORT

The material in this report is not deemed soliciting material or filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in those filings.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the registrant’s proxy statement on Schedule 14A.

Respectfully submitted by:

Samuel J. Anderson, Chairman

Chandramohan Subramaniam

Jaff Lin

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis describes the material elements of compensation for our named executive officers as identified in the summary compensation table.

General

The Compensation Committee of our Board of Directors, or the Board, makes all decisions regarding base salaries of our executive officers, including the named executive officers. The Compensation Committee makes all of the decisions regarding incentive plan and other bonus awards, as well as stock option and restricted stock unit (“RSU”) grants under our 2005 Equity Incentive Plan, or the 2005 Plan.

We use competitive data from many sources to establish executive compensation. We have not adopted rigid policies tying executive compensation to one specific benchmark. After consultation with our finance department, our chief executive officer presents recommendations to the Compensation Committee. The Compensation Committee approves all adjustments to executive compensation with respect to salary, bonus and long-term incentives.

The day-to-day design and administration of health and paid time-off plans and policies applicable to salaried employees in general are handled by cross functional teams of our human resources, finance and legal department employees. These cross-functional teams meet at least once per quarter. The Board remains responsible for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies.

Our Business Environment

We operate in an extremely competitive industry of power management semiconductors. The Board believes that the compensation programs for our executive officers should be designed to attract, motivate and retain talented executives responsible for our success and should be determined within a competitive framework and based on the achievement of designated business objectives, individual contribution and financial performance.

Compensation Program Objectives and Rewards

Our compensation and benefits programs are driven by our business environment and are designed to enable us to achieve our long term objectives by maintaining and adhering to a competitive compensation philosophy. The programs’ objectives are to:

•

Establish compensation policies and guidelines that will attract and retain qualified personnel through an overall level of compensation that is competitive within our industry. The Compensation Committee sets base salaries, performance-based bonuses, equity-based compensation and benefits competitively so that we can attract and retain executive management;

•

Encourage the achievement of our long-range objectives by providing performance-based bonuses which relate directly to the achievement of individual performance factors and strategic objectives such as enhancing stockholder value. Executive performance-based bonuses consider financial metrics such as sales revenues, gross margins and operating income on a company level and performance against management objectives on an individual level; and

•	Promote a direct relationship between compensation and our performance by facilitating executive officer stock ownership through stock option and RSU awards.

All of our compensation and benefits for our named executive officers described below have a primary purpose for our need to attract, retain and motivate the highly talented individuals who will engage in the behaviors necessary to enable us to succeed while upholding our values in a highly competitive marketplace.

•	Base salary and benefits are designed to attract and retain employees over time.

•

Long-Term Incentives: stock options and RSU’s granted under the 2005 Plan, which focus on our executives’ efforts on the behaviors within the recipients’ control that they believe are necessary to ensure our long-term success.

•

Severance and change in control plans are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. The change in control arrangements with certain of our executive officers encourages employees to remain focused on our business in the event of rumored or actual fundamental corporate changes.

In establishing the various elements of our executive officers’ compensation, our Compensation Committee believes it is important to be informed as to current compensation practices of comparable publicly held companies in our industry. We did not engage a compensation consultant to advise us in 2010, but instead relied on internally generated summaries of public filings of selected competitors, the input of our executive placement firm and compensation ranges provided to other recent hires. Our Compensation Committee believes that its periodic review and consideration of this data has been sufficient to allow it to make informed decisions with regard to executive compensation matters.

The Elements of Our Compensation Program

Base Salary. The Compensation Committee reviews and approves salaries for our chief executive officer, chief financial officer and other executive officers. Base salaries are established by the Compensation Committee based upon competitive compensation data as well as each person’s job responsibilities, level of experience, individual performance and contributions to the business. Base salary decisions are based upon these factors and the Compensation Committee uses its discretion and judgment when considering the various factors to come to a final salary figure. The Compensation Committee generally seeks input from our chief executive officer and our chief financial officer, when discussing performance of, and compensation levels for, executives other than themselves. None of our executive officers participate in deliberations relating to his or her own compensation.

Effective January 1, 2009, in light of the significant adverse global economic conditions that were affecting our business, we reduced the base salaries of our executive officers by approximately 11%. Since 2009, we have adjusted the salary of one of our Named Executive Officers. Base salary and non-equity incentive plan compensation are the elements of compensation that are used in determining the amount of contributions permitted under our 401(k) Plan.

Annual Cash Incentives and Non-Equity Incentive Plan Awards.

Annual incentive bonuses. Annual incentive bonuses for executive officers are intended to reflect the Board’s belief that a significant portion of the compensation of each executive officer should be contingent upon our performance, as well as the individual contribution of each executive officer. During fiscal 2010, the Compensation Committee determined the target annual discretionary bonuses for our chief executive officer and other executive officers based on a number of factors, including our revenue, profitability and other company goals for the fiscal year as well as the contribution of each executive officer. The methodology for the payment of discretionary targeted cash bonuses for our executive officers contemplates the payment of a percentage of the executive officer’s annual base salary based upon the achievement of specified corporate revenue targets. The payment schedule for fiscal 2010 for such discretionary cash bonuses to the executive officers was such that approximately 50% of the bonus earned, if any, would be payable in the third quarter of 2010, based upon our revenue targets achieved through the second quarter of 2010, and the remainder of the cash bonus earned, if any, would be payable in the first quarter of 2011 based upon our revenue targets achieved through the end of 2010.

In July 2010 and in February 2011, the Board approved the following bonuses for our named executive officers based upon the achievement of specified revenue targets in the first half of fiscal year 2010, which bonuses were paid in the third quarter of 2010, and of specified revenue targets in the second half of fiscal year 2010, which bonuses were paid in the first quarter of 2011, respectively:

Named Executive Officer	First Half 2010 Bonus Amount	Second Half 2010 Bonus Amount
Richard K. Williams President, Chief Executive Officer and Chief Technical Officer	$120,000	$108,000

Brian R. McDonald Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary	$80,000	$72,000

Kevin D’Angelo Vice President of Advanced Products and Fellow	$49,000	$34,000

Dr. Jun-Wei Chen Vice President of Technology	$41,000	$48,000

David Schwartz Former Vice President of Worldwide Sales	$52,000	$45,000

Allen Lam Former Vice President of Worldwide Operations	$25,000	$—

Edward Lam Former Vice President of Marketing and Engineering	$53,000	$—

All of the above bonus payments for 2010 to our executive officers were based primarily on the achievement of the revenue targets established by the Compensation Committee for each half of 2010. Our 2010 bonus targets were based primarily on the following annualized revenue ranges approved by the Compensation Committee:

•	Zero bonus payout for revenue below $77.6 million;

•	50% bonus payout for revenue at $87.3 million;

•	100% bonus payout for revenue at $97.0 million;

•	150% bonus payout for revenue at $106.7 million; and

•	200% bonus payout for revenue at $116.4 million.

In addition to using the achievement of the above revenue targets to determine the bonus payments for 2010, the Compensation Committee exercised its discretion and made certain adjustments in consideration of individual performance.

For 2011, we have established revenue targets for the payment of executive bonuses using a similar methodology and believe that it is reasonably likely that our executives will receive less than 50% of the target bonus payout.

Patent Award. We encourage employees to patent their inventions by offering a cash bonus of $1,000 for the filing of a patent application. We pay an additional award of $1,000 to employee inventors for each application that successfully issues a United States Patent. Our intellectual property counsel reviews patent activity on an as needed basis and our chief executive officer reviews his findings. Once it is determined that an employee has patented an invention, our human resources director instructs the payroll department to award the cash bonus to the recipient.

Author’s Award. Employees who author technical articles and make technical presentations that result in positive publicity for us are given a cash bonus of $2,400 for each new non-solicited technical publication and $3,000 for each invited technical publication. Our manager of marketing and communication tracks all published articles and presentations throughout the year. If it is determined that an employee has authored an article or made a technical presentation, upon approval of the director of marketing, the manager of marketing and communication submits a copy of the published article or presentation to the human resources director. Finally, the human resources director instructs our payroll department to award the cash bonus to the recipient.

President’s Award. We reward a cash bonus of $10,000 to those employees, other than the chief executive officer and chief financial officer, who have made a significant contribution to our success as demonstrated by technological innovation, significant system improvement or sales. We measure success based on an employee’s financial contribution or impact. Our chief executive officer recommends and approves award recipients in this category and directs our payroll department to award the cash bonus to the recipient.

Long-Term Equity Incentive Compensation. The Board provides our executive officers with long-term equity incentive compensation through a combination of stock option and RSU grants. The goal of the long-term equity incentive compensation program is to align the interests of executive officers with those of our stockholders and to provide each executive officer with a significant incentive to manage us from the perspective of an owner with an equity stake in the business. The Board believes that granting a combination of stock options and RSU’s is necessary given that a majority of our peer companies grant such awards.

Stock options provide for financial gain derived from the potential appreciation in stock price from the date that the option is granted until the date that the option is exercised. Our long-term performance ultimately determines the value of stock options, because gains from stock option exercises are entirely dependent on the long-term appreciation of our stock price. The exercise price of stock option grants is set at the fair market value on the date of grant. Under the 2005 Plan, we may not grant stock options with an exercise price at a discount to the fair market value on the date of grant.

Beginning in 2010, the Company began granting RSU’s to executives and other employees. RSU’s are share awards that entitle the holder to receive shares of the Company’s common stock upon vesting. There is no purchase or exercise price associated with the RSU’s or the shares issued in settlement of the award. Due to having no purchase or exercise price, RSU’s provide some level of certain return which we believe serves a necessary retention purpose due to the volatility of our stock.

It is the belief of the Board that stock options and RSU’s directly motivate an executive to maximize long-term stockholder value. Because a financial gain from stock options is only possible after the price of our common stock has increased, we believe that option grants encourage executives and other employees to focus on behaviors and initiatives that should lead to an increase in the price of our common stock, which benefits all our stockholders. The Board believes that RSU’s directly motivate an executive to maximize long-term stockholder value because the value of RSU’s increases or decreases with our stock price. The options and RSU’s also utilize vesting periods that encourage key executives to continue working with us. The Board considers the grant of each option or RSU, reviewing factors such as the individual performance, the anticipated future contribution toward the attainment of our long-term strategic performance goals and the number of unvested options and RSU’s held by each individual at the time of the new grant. In fiscal year 2010, our named executive officers were granted stock options to purchase an aggregate of 280,000 shares of our common stock and 405,000 RSU’s. In particular, on at least an annual basis, our Compensation Committee endeavors to maintain each executive officer’s outstanding unvested options at a level approximately equal to that held as of the officer’s respective date of hire, provided that such officer remains in good standing and performing at a level satisfactory to the Compensation Committee. The Compensation Committee believes that this policy supports the goals of retention and of specifically aligning key incentives of our executive officers with those of our stockholders.

Stock options granted since 2005 generally vest over a four-year period and expire ten years from the grant date. RSU’s grants generally vest over four years.

We do not backdate options or grant options retroactively. In addition, we do not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Our options are granted with an exercise price at fair market value on a fixed date or event (such as the first business day of the month if within stated guidelines), with all required approvals obtained on the actual grant date. All grants to executive officers require the approval of the Compensation Committee and the Board. Fair market value has been consistently determined as the closing price on NASDAQ on the grant date.

Under the 2005 Plan, we are permitted to issue stock options, RSU’s, restricted stock, stock appreciation rights, performance units and performance shares, although to date we have only issued stock options and RSU’s. We may begin utilizing restricted stock and/or stock appreciation rights, performance units and performance shares as additional forms of equity compensation incentives.

Benefits. As salaried, U.S.-based employees, the named executive officers participate in a variety of retirement, health and welfare, and paid time-off benefits designed to enable us to attract and retain its workforce in a competitive marketplace. Health, welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits. Our qualified 401(k) Plan allows all employees to contribute up to the annual limits imposed by the Internal Revenue Code on a pre-tax basis. We provide a 100% match on the first 3% of an employee’s contribution and 50% match on the second 2% of an employee’s contribution, which vests over a four-year period. Participants choose to invest their account balances from an array of investment options as selected by plan fiduciaries from time to time. The 401(k) Plan is designed to provide for distributions in a lump sum or installments after termination of service. However, loans and in-service distributions are permitted under certain circumstances such as hardship, attainment of age 59 1/2 or disability.

We support competitive benefit plans for our foreign employees consistent with reasonable regional standards.

Perquisites. Our named executive officers, along with other senior management employees, are provided a limited number of perquisites, the primary purpose of which is to minimize distractions from the executives’ attention to our important initiatives. An item is not a perquisite if it is integrally and directly related to the performance of the executive’s duties. An item is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for our convenience, unless it is generally available on a non-discriminatory basis to all employees.

We provide reimbursement for tax preparation and advice. The value is taxable to executives. This perquisite is intended to encourage executives to engage knowledgeable experts to assist with tax planning and is quantified in the Summary Compensation Table. We also provide our executives with a monthly automobile allowance, which is quantified in the Summary Compensation Table.

We do not provide the named executive officers with other perquisites such as split-dollar life insurance, reimbursement for legal counseling for personal matters, or tax reimbursement payments. We do not provide loans to executive officers.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table

The following table discloses compensation received by our chief executive officer, chief financial officer and three other most highly paid executive officers at the end of fiscal 2010, collectively, the named executive officers for the fiscal year ended December 31, 2010.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)		Bonus ($)(1)	Restricted Stock Unit Awards ($)(2)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Richard K. Williams	2010	$295,213		$—	$511,000	$143,560		$228,000	$82,992	(4)	$1,260,765
President, Chief Executive Officer and Chief Technical Officer	2009	$294,271		$—	$—	$195,502		$94,000	$50,723		$634,496
	2008	$338,053		$—	$—	$201,110		$—	$65,377		$604,540

Brian R. McDonald	2010	$261,882		$—	$400,100	$107,670		$152,000	$57,366	(5)	$979,019
Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary	2009	$261,882		$—	$—	$149,650		$63,000	$76,511		$551,044
	2008	$294,250		$—	$—	$143,650		$—	$52,508		$490,408

Kevin D’Angelo	2010	$238,075		$—	$115,800	$35,890		$83,000	$47,053	(6)	$519,819
Vice President of Advanced Products and Fellow	2009	$238,075		$—	$—	$134,542		$40,000	$46,585		$459,202
	2008	$267,500		$—	$—	$86,190		$—	$38,172		$391,862

Dr. Jun-Wei Chen	2010	$213,601		$—	$115,800	$35,890		$89,000	$38,506	(7)	$492,797
Vice President of Technology	2009	$201,888		$—	$—	$58,673		$37,000	$33,209		$330,770
	2008	$229,457		$—	$—	$281,363		$—	$30,340		$541,160

David Schwartz	2010	$245,004		$—	$135,100	$71,780		$97,000	$35,136	(9)	$584,020
Former Vice President of Worldwide Sales	2009	$224,587		$—	$—	$410,523	(8)	$37,000	$35,387		$707,497
	2008	$—		$—	$—	$—		$—	$—		$—

Allen K. Lam	2010	$315,342	(10)	$—	$101,700	$35,890		$25,000	$33,768	(11)	$511,700
Former Vice President of Worldwide Operations	2009	$238,075		$—	$—	$60,972		$40,000	$44,289		$383,335
	2008	$267,500		$—	$—	$86,190		$—	$40,640		$394,330

Edward Lam	2010	$331,808	(12)	$—	$101,700	$71,780		$53,000	$34,308	(14)	$592,595
Former Vice President of Marketing and Engineering	2009	$248,173		$—	$—	$105,938		$42,000	$38,514		$434,625
	2008	$111,910		$—	$—	$517,414	(13)	$—	$23,319		$652,644

(1)	Our cash bonuses are paid under an incentive plan and therefore are reported in the column “Non-Equity Incentive Plan Compensation.”
(2)	Reflects the full grant date fair value of stock options and restricted stock units granted as measured in accordance with FASB Accounting Standards Codification (ASC) Topic 718, “Stock Compensation” (formerly FASB Statement 123(R)). These amounts do not represent the actual amounts paid to or realized by the Named Executive Officers during fiscal 2010. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011.
(3)	For a description of the non-equity incentive plan see “Grants of Plan Based Awards for 2010”. In 2010, the payment schedule for bonuses was such that approximately 50% of the bonus earned, was paid in the third quarter of 2010, based upon our revenue targets achieved through the second quarter of 2010, and the remainder of the cash bonus earned, was paid in the first quarter of 2011 based upon our revenue targets achieved through the end of 2010.
(4)	Includes $37,000 for patent bonus awards, $16,200 for auto allowance, $9,200 for 401(k) plan matching contributions and $20,592 for tax preparation advice and services and insurance premiums paid by the Company.

(5)	Includes $16,200 for auto allowance, $9,200 for 401(k) plan matching contributions and $31,966 for tax preparation advice and services and insurance premiums paid by the Company.
(6)	Includes $11,040 for auto allowance, $9,200 for 401(k) plan matching contributions, $2,000 for a patent bonus award, $1,200 for an author’s incentive award and $23,613 for tax preparation advice and services and insurance premiums paid by the Company.
(7)	Includes $11,040 for auto allowance, $9,200 for 401(k) plan matching contributions, $6,000 for patent bonus awards and $12,266 for tax preparation advice and services and insurance premiums paid by the Company.
(8)	Represents the grant date fair value of stock options granted to Mr. Schwartz in connection with his hire date in February 2009.
(9)	Includes $11,040 for auto allowance, $9,200 for 401(k) plan matching contributions and $14,896 for insurance premiums paid by the Company.
(10)	Includes a $119,038 severance payment made in connection with Mr. Lam’s termination on September 30, 2010.
(11)	Includes $8,280 for auto allowance, $9,200 for 401(k) plan matching contributions and $16,288 for tax preparation advice and services and insurance premiums paid by the Company.
(12)	Includes a $129,050 severance payment made in connection with Mr. Lam’s termination on September 30, 2010.
(13)	Represents the grant date fair value of stock options granted to Mr. Lam in connection with his hire date in July 2008.
(13)	Includes $8,280 for auto allowance, $9,200 for 401(k) plan matching contributions and $16,828 for tax preparation advice and services and insurance premiums paid by the Company.

GRANTS OF PLAN-BASED AWARDS FOR 2010

The following table provides information regarding grants of stock options, RSU’s and other plan based awards to each of our named executive officers during the fiscal year ended December 31, 2010. All stock options and RSU’s were granted under our 2005 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)
Richard K. Williams	2/3/2010	$—	$295,213	$—	—		$		$—
President, Chief Executive Officer and Chief Technical Officer	2/9/2010	$—	$—	$—	—	80,000		$3.33	$143,560
	7/27/2010	$—	$—	$—	60,000	—		$—	$202,200
	10/20/2010	$—	$—	$—	80,000	—		$—	$308,800

Brian R. McDonald	2/3/2010	$—	$196,412	$—	—	—		$—	$—
Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary	2/9/2010	$—	$—	$—	—	60,000		$3.33	$107,670
	7/27/2010	$—	$—	$—	50,000	—		$—	$168,500
	10/20/2010	$—	$—	$—	60,000	—		$—	$231,600

Kevin D’Angelo	2/3/2010	$—	$119,038	$—	—	—		$—	$—
Vice President of Advanced Products and Fellow	2/9/2010	$—	$—	$—	—	20,000		$3.33	$35,890
	10/20/2010	$—	$—	$—	30,000	—		$—	$115,800

Dr. Jun-Wei Chen	2/3/2010	$—	$100,944	$—	—			$—	$—
Vice President of Technology	2/9/2010	$—	$—	$—	—	20,000		$3.33	$35,890
	10/20/2010	$—	$—	$—	30,000	—		$—	$115,800

David Schwartz	2/13/2010	$—	$122,502	$—	—	—		$—	$—
Former Vice President of Worldwide Sales	2/9/2010	$—	$—	$—	—	40,000		$3.33	$71,780
	10/20/2010	$—	$—	$—	35,000	—		$—	$135,100

Allen K. Lam	2/3/2010	$—	$119,038	$—	—	—		$—	$—
Vice President of Worldwide Operations	2/9/2010	$—	$—	$—	—	20,000		$3.33	$35,890
	9/22/2010	$—	$—	$—	30,000	—		$—	$101,700

Edward Lam	2/3/2010	$—	$129,050	$—	—	—		$—	$—
Vice President of Marketing and Engineering	2/9/2010	$—	$—	$—	—	40,000		$3.33	$71,780
	9/22/2010	$—	$—	$—	30,000	—		$—	$101,700

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents certain information concerning the outstanding stock options and stock awards (RSU’s) held as of December 31, 2010 by each named executive officer.

	OPTION AWARDS					STOCK AWARDS
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Richard K. Williams	11/24/2003	380,250	—	$0.46	11/24/2013	—	$—	—	$—
President, Chief Executive Officer and Chief Technical Officer	9/14/2004	450,000	—	$0.46	9/14/2014	—	$—	—	$—
	10/26/2005	190,000	—	$12.34	10/26/2015	—	$—	—	$—
	11/6/2006	100,000	—	$5.71	11/3/2016	—	$—	—	$—
	10/31/2007	62,500	62,500	$12.08	10/31/2017	—	$—	—	$—
	10/29/2008	87,500	87,500	$3.08	10/29/2018	—	$—	—	$—
	2/10/2009	20,000	—	$2.83	2/10/2019	—	$—	—	$—
	7/27/2009	25,000	55,000	$4.87	7/27/2019	—	$—	—	$—
	2/9/2010	—	80,000	$3.33	2/3/2020	—	$—	—	$—
	7/27/2010	—	—	$—	—	60,000	$240,600	—	$—
	10/20/2010	—	—	$—	—	80,000	$320,800	—	$—

Brian R. McDonald	10/26/2005	110,000	—	$12.34	10/26/2015	—	$—	—	$—
Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary	11/6/2006	100,000	—	$5.71	11/3/2016	—	$—	—	$—
	10/31/2007	50,000	50,000	$12.08	10/31/2017	—	$—	—	$—
	10/29/2008	62,500	62,500	$3.08	10/29/2018	—	$—	—	$—
	2/10/2009	17,500	—	$2.83	2/10/2019	—	$—	—	$—
	7/27/2009	18,750	41,250	$4.87	7/27/2019	—	$—	—	$—
	2/9/2010	—	60,000	$3.33	2/3/2020	—	$—	—	$—
	7/27/2010	—	—	$—	—	50,000	$200,500	—	$—
	10/20/2010	—	—	$—	—	60,000	$240,600	—	$—

Kevin D’Angelo	10/26/2005	90,000	—	$12.34	10/26/2015	—	$—	—	$—
Vice President of Advanced Products and Fellow	11/6/2006	50,000	—	$5.71	11/3/2016	—	$—	—	$—
	10/31/2007	25,000	25,000	$12.08	10/31/2017	—	$—	—	$—
	10/29/2008	37,500	37,500	$3.08	10/29/2018	—	$—	—	$—
	1/12/2009	14,800	—	$2.98	1/12/2019	—	$—	—	$—
	2/26/2009	8,750	11,250	$3.04	2/26/2019	—	$—	—	$—
	7/27/2009	12,500	27,500	$4.87	7/27/2019	—	$—	—	$—
	2/9/2010	—	20,000	$3.33	2/3/2020	—	$—	—	$—
	10/20/2010	—	—	$—	—	30,000	$120,300	—	$—

Dr. Jun-Wei Chen	2/3/2005	75,000	—	$6.00	2/23/2015	—	$—	—	$—
Vice President of Technology	10/26/2005	70,000	—	$12.34	10/26/2015	—	$—	—	$—
	11/6/2006	37,500	—	$5.71	11/3/2016	—	$—	—	$—
	10/31/2007	25,000	25,000	$12.08	10/31/2017	—	$—	—	$—
	10/29/2008	37,500	37,500	$3.08	10/29/2018	—	$—	—	$—
	1/12/2009	12,500	—	$2.98	1/12/2019	—	$—	—	$—
	7/27/2009	6,250	13,750	$4.87	7/27/2019	—	$—	—	$—
	2/9/2010	—	20,000	$3.33	2/3/2020	—	$—	—	$—
	10/20/2010	—	—	$—	—	30,000	$120,300	—	$—

David Schwartz	2/3/2009	98,437	126,563	$3.31	2/3/2019	—	$—	—	$—
Former Vice President of Worldwide Sales	7/27/2009	6,250	13,750	$4.87	7/27/2019	—	$—	—	$—
	2/9/2010	—	40,000	$3.33	2/3/2020	—	$—	—	$—
	10/20/2010	—	—	$—	—	35,000	$140,350	—	$—

	OPTION AWARDS					STOCK AWARDS
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

Allen K. Lam	10/26/2005	100,000	—	$12.34	9/30/2012	—	$—	—	$—
Former Vice President of Worldwide Operations	11/6/2006	80,000	—	$5.71	9/30/2012	—	$—	—	$—
	10/31/2007	25,000	—	$12.08	9/30/2012	—	$—	—	$—
	10/29/2008	42,187	—	$3.08	9/30/2012	—	$—	—	$—
	2/10/2009	15,000	—	$2.83	9/30/2012	—	$—	—	$—
	7/27/2009	7,500	—	$4.87	9/30/2012	—	$—	—	$—
	2/9/2010	5,000	—	$3.33	9/30/2012	—	$—	—	$—
	9/22/2010	—	—	$—	—	22,500	$90,225	—	$—

Edward Lam	7/28/2008	175,000	—	$4.26	9/30/2012	—	$—	—	$—
Former Vice President of Marketing and Engineering	10/29/2008	14,062	—	$3.08	9/30/2012	—	$—	—	$—
	1/12/2009	16,000	—	$2.98	9/30/2012	—	$—	—	$—
	7/27/2009	15,000	—	$4.87	9/30/2012	—	$—	—	$—
	2/9/2010	10,000	—	$3.33	9/30/2012	—	$—	—	$—
	9/22/2010	—	—	$—	—	22,500	$90,225	—	$—

OPTION EXERCISES AND VESTED STOCK AWARDS

The following table presents certain information concerning the exercise of options and vesting of stock awards (RSU’s) by each of our named executive officers during the fiscal year ended December 31, 2010, including the value of gains on exercise and the value of the stock awards.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard K. Williams	—	$—	—	$—
President, Chief Executive Officer and Chief Technical Officer

Brian R. McDonald	—	$—	—	$—
Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary

Kevin D’Angelo	—	$—	—	$—
Vice President of Advanced Products and Fellow

Dr. Jun-Wei Chen	—	$—	—	$—
Vice President of Technology

David Schwartz	—	$—	—	$—
Former Vice President of Worldwide Sales

Allen K. Lam	—	$—	7,500	$30,075
Former Vice President of Worldwide Operations

Edward Lam	—	$—	7,500	$30,075
Former Vice President of Marketing and Engineering

DIRECTOR COMPENSATION

The following table presents the compensation received by our directors for fiscal year 2010:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)(3)	Stock Awards ($) (1)(2)(4)	Total ($)
Samuel J. Anderson	$79,610	$87,115	$202,200	$368,925
Jason L. Carlson	$10,750	$—	$182,000	$192,750
Jaff Lin	$63,810	$3,811	$50,550	$118,171
Thomas P. Redfern	$62,310	$65,336	$50,550	$178,196
Chandramohan Subramaniam	$57,810	$3,811	$50,550	$112,171
Thomas Weatherford(5)	$81,610	$3,811	$168,500	$253,921

(1)	Reflects the full grant date fair value of stock options and restricted stock units granted as measured in accordance with FASB Accounting Standards Codification (ASC) Topic 718, “Stock Compensation” (formerly FASB Statement 123(R)). These amounts do not represent the actual amounts paid to or realized by the Named Executive Officers during fiscal 2010. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011.
(2)	In fiscal year 2010, our non-employee directors received the following option awards and stock awards (RSU’s):

Name	Grant Date	Restricted Stock Unit Awards: Number of Shares of Stock or Units	Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Samuel J. Anderson	5/24/2010	—	48,000	$3.41	$87,115
	7/27/2010	60,000	—	$—	$202,200

Jason L. Carlson	11/19/2010	50,000	—	$—	$182,000

Jaff Lin	5/24/2010	—	2,100	$3.41	$3,811
	7/27/2010	15,000	—	$—	$50,550

Thomas P. Redfern	5/24/2010	—	36,000	$3.41	$65,336
	7/27/2010	15,000	—	$—	$50,550

Chandramohan Subramaniam	5/24/2010	—	2,100	$3.41	$3,811
	7/27/2010	15,000	—	$—	$50,550

Thomas Weatherford	5/24/2010	—	2,100	$3.41	$3,811
	7/27/2010	50,000	—	$—	$168,500

(3)	As of December 31, 2010, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options Outstanding
Samuel J. Anderson	207,800
Jason L. Carlson	—
Jaff Lin	98,300
Thomas P. Redfern	94,100
Chandramohan Subramaniam	72,200
Thomas Weatherford	213,900

(4)	As of December 31, 2010, the aggregate number of shares underlying stock awards (RSU’s) outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares of Stock or Units Outstanding
Samuel J. Anderson	56,250
Jason L. Carlson	50,000
Jaff Lin	14,063
Thomas P. Redfern	14,063
Chandramohan Subramaniam	14,063
Thomas Weatherford	46,875

(5)	Mr. Weatherford served as a director from July 2004 until February 2011. On February 2, 2011, Mr. Weatherford retired from his position as a member of our Board of Directors, as Chair of the Audit Committee, and as a member of the Corporate Governance and Nominating Committee, effective as of such date.

Standard Director Compensation Arrangements

We use a combination of cash and equity compensation to attract and retain qualified candidates to serve on our Board. Our Board conducts an annual review of director compensation and, if appropriate, recommends any changes in the type or amount of compensation to the Board. In reviewing director compensation, our Board takes into consideration the compensation paid to non-employee directors of comparable companies, including competitive non-employee director compensation data and analyses prepared by compensation consulting firms and the specific duties and committee responsibilities of particular directors. In addition, the Compensation Committee may make recommendations or approve changes in director compensation in connection with the Compensation Committee’s administration and oversight of our 2005 Plan. Any change in director compensation is approved by the Board.

Cash Compensation

Non-employee directors receive annual cash fees for service on the Board and for acting as a chairperson of certain of its committees. The following table provides information regarding the amount of annual cash fees paid in fiscal 2009 and fiscal 2010.

Position	Annual Cash Fees Paid ($)
Member of the Board of Directors	$25,810
Audit Committee Chairperson	$17,800
Corporate Governance and Nominating Committee Chairperson	$17,800

Equity Compensation

In fiscal 2010, our non-employee directors received automatic grants of options to purchase shares of our common stock pursuant to our 2005 Plan. The 2005 Plan provides for an automatic grant to outside directors of an option to purchase 36,000 shares, or the initial option on the date the person first becomes an outside director and again upon the commencement of each additional three-year term of service on our Board. Outside directors also will receive an additional option to purchase 2,100 shares, or the annual option, on the date of each annual meeting of stockholders, provided he or she will have served on our Board for at least the preceding six months. Each initial option will vest and become exercisable as to one-third of the shares subject to the option on each annual anniversary of its date of grant and each annual option will vest and become exercisable as to 50% of the shares subject to such option grant on each anniversary of its date of grant, provided the participant continues to serve as a director through such dates. Each outside director appointed as chairperson of our Audit Committee, Corporate Governance & Nominating Committee and/or our Board will be granted an option to purchase 12,000 shares (with respect to each position) on or about the date on which the person first is appointed to such position and again upon the commencement of each additional three-year term of service at such position. In 2010, members of the Board of Directors also received the following one-time grant of restricted stock units which vest quarterly over 4 years:

Name	Grant Date	Restricted Stock Unit Awards: Number of Shares of Stock or Units	Price	Grant Date Fair Value of Restricted Stock Unit Awards
Samuel J. Anderson	7/27/2010	60,000	$—	$202,200
Jaff Lin	7/27/2010	15,000	$—	$50,550
Thomas P. Redfern	7/27/2010	15,000	$—	$50,550
Chandramohan Subramaniam	7/27/2010	15,000	$—	$50,550
Thomas Weatherford	7/27/2010	50,000	$—	$168,500

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following tables show the potential payments and benefits that we or our successor would be obligated to make or provide upon termination of employment of each of our named executive officers pursuant to the terms of such named executive officer’s amended and restated change of control agreement. For purposes of these tables, it is assumed that each named executive officer’s employment terminated at the close of business on the last day of our fiscal year 2010. The value of accelerated stock options is calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price and the closing stock price on December 31, 2010 was $4.01. In addition, please refer to the disclosures under “Item 3. Past Contracts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information – Information about Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to each executive officer in connection with the transactions contemplated by the Merger Agreement. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Richard K. Williams,

President, Chief Executive Officer and Chief Technical Officer

	In the event of a voluntary resignation as of 12/31/2010	In the event of termination without cause as of 12/31/2010	In the event of a termination on 12/31/2010 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$12,301	$295,213
Target bonus payment	$—	$—	$295,213
Insurance benefits	$—	$385	$9,250
Accrued and unpaid vacation	$7,547	$7,547	$7,547
Accelerated Stock Option Value	$—	$—	$135,775
Accelerated RSU Value	$—	$—	$560,880
Existing Vested Stock Options	$3,052,362	$3,052,362	$3,052,363
Existing Vested RSU	$—	$—	$—
Total compensation received:	$3,059,909	$3,072,595	$4,356,241

Brian R. McDonald

Former Chief Financial Officer, Vice President of Worldwide Finance and Secretary

	In the event of voluntary resignation as of 12/31/2010	In the event of termination without cause within six months following the date on which CEO ceases to be an employee	In the event of a termination on 12/31/2010 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$130,941	$261,882
Target bonus payment	$—	$—	$196,412
Insurance benefits	$—	$7,472	$14,944
Accrued and unpaid vacation	$4,910	$4,910	$4,910
Accelerated Stock Option Value	$—	$27,281	$98,925
Accelerated RSU Value	$—	$—	$440,600
Existing Vested Stock Options	$78,775	$78,775	$78,775
Existing Vested RSU	$—	$—	$—
Total compensation received:	$83,685	$249,379	$1,096,448

Kevin D’Angelo,

Vice President of Advanced Products and Fellow

	In the event of a voluntary resignation as of 12/31/2010	In the event of a termination on 12/31/2010 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$238,075
Target bonus payment	$—	$59,519
Insurance benefits	$—	$15,442
Accrued and unpaid vacation	$9,074	$9,074
Accelerated Stock Option Value	$—	$29,694
Accelerated RSU Value	$—	$60,150
Existing Vested Stock Options	$58,607	$58,607
Existing Vested RSU	$—	$—
Total compensation received:	$67,681	$470,561

Dr. Jun-Wei Chen,

Vice President of Technology

	In the event of a voluntary resignation as of 12/31/2010	In the event of a termination on 12/31/2010 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$213,601
Target bonus payment	$—	$53,400
Insurance benefits	$—	$11,356
Accrued and unpaid vacation	$9,881	$9,881
Accelerated Stock Option Value	$—	$24,238
Accelerated RSU Value	$—	$60,150
Existing Vested Stock Options	$47,750	$47,750
Existing Vested RSU	$—	$—
Total compensation received:	$57,631	$420,376

David Schwartz,

Former Vice President of Worldwide Sales

	In the event of a voluntary resignation as of 12/31/2010	In the event of a termination on 12/31/2010 without cause or constructive termination within 12 months of a change of control
Base salary payment	$—	$245,004
Target bonus payment	$—	$61,251
Insurance benefits	$—	$14,897
Accrued and unpaid vacation	$12,839	$12,839
Accelerated Stock Option Value	$—	$57,897
Accelerated RSU Value	$—	$70,175
Existing Vested Stock Options	$68,906	$68,906
Existing Vested RSU	$—	$—
Total compensation received:	$81,745	$530,969

Employment Agreements and Change of Control Arrangements	In September 1998, we entered into an employment offer letter with Richard K. Williams, our president, chief executive officer and chief technical officer. Mr. Williams’ employment is at-will, and either we or Mr. Williams may terminate his employment with us at any time and for any reason. Pursuant to this offer letter, we agreed to pay Mr. Williams an initial annual salary of $120,000, a signing bonus of $120,000 and a quarterly bonus of $16,000. Payment of these bonus amounts was deferred, with the quarterly bonus accruing from Mr. Williams’ start date, until the earliest to occur of our achieving profitability, our initial public offering, our acquisition or our liquidation. We have paid all deferred amounts in full. We also agreed to grant Mr. Williams an option to purchase 975,000 shares of our common stock at an exercise price of $0.066 per share and an option to purchase 287,757 shares of our common stock at an exercise price of $0.40 per share. These options vested annually over four years from Mr. Williams’ start date. If we terminate Mr. Williams’ employment without cause, he will be entitled to continue to receive payment of his base salary and insurance benefits for two weeks following the date of termination, as well as any accrued and unpaid bonus amounts.

In June 2004, we entered into an employment offer letter with Brian R. McDonald, our chief financial officer, vice president of worldwide finance and secretary. Mr. McDonald’s employment is at-will, and either we or Mr. McDonald may terminate his employment with us at any time and for any reason. Pursuant to his offer letter, we agreed to pay Mr. McDonald an annual salary of $210,000 and provided an initial option grant to purchase 350,000 shares of our common stock at $0.46 per share, the then current fair market value, vesting annually over four years. In the event of a change in control of our company and if Mr. McDonald’s employment is involuntarily terminated within 12 months of such change of control, then the unvested portion of this option shall automatically accelerate and become fully vested and exercisable. In addition, if we terminate Mr. McDonald’s employment without cause within six months following the end of the employment with us of our current chief executive officer, Mr. McDonald will be entitled to continue to receive payment of his base salary and insurance benefits for six months following his termination, and the vesting of all of Mr. McDonald’s options or restricted stock will immediately accelerate by six months from the date of termination.

In May 2005, our Board authorized a form of change of control agreement for each of our current and future officers of a level of vice president and above. The change of control agreement provides that in the event the employee is terminated without cause, or is constructively terminated, within 12 months of our change of control, including a merger or sale of our assets, 100% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to our chief executive officer and chief financial officer and 50% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to our other officers of a level of vice president and above. In this event, the employee will also receive continued salary and benefits for 12 months following the termination date. For purposes of this agreement, “stock rights” means all options or rights to acquire shares of our common stock and includes all options granted under our 1998 Stock Plan and the 2005 Plan. Each of our current and future officers of a level of vice president and above has entered into a change of control agreement with these terms or will enter into such agreement at the time such person is hired, as applicable.

In February 2009, our Board authorized amendments to our executive officer change of control agreements which provide for the payment of all or a portion of the officer’s target bonus amount for the applicable year in the event that a severance payment is due to the officer. The amended change of control agreements provide that in the event that a severance payment is triggered, the chief executive officer and chief financial officer would be entitled to 100% of their target bonus for the fiscal year in which such change of control transaction occurs, and other officers of a level of vice president and above would be entitled to 50% of their target bonus for the fiscal year in which such change of control transaction occurs.

Section 16(a) Beneficial Ownership Reporting Compliance	Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and ten percent stockholders to file reports of ownership and changes in ownership with the SEC. The same persons are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such forms and written representations that no other reports were required during the fiscal year ended December 31, 2010, we believe that all our executive officers, directors and ten percent stockholders complied with the applicable filing requirements, with the exception of a late Form 4 filed on May 12, 2010 on behalf of Sam Anderson and a late Form 4 filed on November 26, 2010 on behalf of Jason Carlson. In making these statements, we have relied upon examination of the copies of Forms 3, 4, and 5, and amendments thereto, provided to us and the written representations of its directors, executive officers and 10% stockholders.

Rule 10b5-1 Plan Information	Certain of our insiders have entered into trading plans in accordance with Rule 10b5-1 under the Exchange Act, and our insider trading policy. These plans, some of which have been cancelled as of December 31, 2010, are commonly referred to as 10b5-1 plans. These plans allow insiders to gradually diversify their investment portfolios, spread stock trades out over an extended period of time to reduce any market impact and avoid concerns about whether they had material, non-public information when they sold their stock. Rule 10b5-1 allows individuals to set up plans governing future purchase and sales of a company’s stock at a time when they are not aware of material nonpublic information, even though the individual may be aware of such information when these trades are completed. Pursuant to Rule 10b5-1, individuals may adopt or cancel a plan during an authorized trading period when the individuals were not in possession of material, non-public information. Sales made pursuant to these 10b5-1 plans were disclosed publicly through Form 4 and Form 144 filings with the SEC.

Equity Compensation Plan Information	We currently maintain three equity-based compensation plans that have been approved by the stockholders – the 1998 Stock Plan, which was approved by the stockholders in 1998, the 2005 Plan, which was approved by the stockholders in 2005, and the 2005 Employee Stock Purchase Plan, which was approved by the stockholders in 2005. The following table sets forth, for each of our equity-based compensation plans, the number of shares of our common stock subject to outstanding options and rights, the weighted-average exercise price of outstanding options, and the number of shares available for future award grants as of December 31, 2010:

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options and Rights		Weighted- Average Exercise Price of Outstanding Options and Rights		Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	9,931,943	(1)(2)	$5.10	(3)	2,629,117	(4)
Equity compensation plans not approved by security holders	—		—		—
Total	9,931,943		$5.10		2,629,117

(1)	Includes outstanding stock options for 1,394,931 shares under the 1998 Stock Plan and 7,602,282 shares under the 2005 Plan.
(2)	Includes 934,750 RSU’s granted under our 2005 Plan.
(3)	This weighted-average exercise price does not include outstanding RSU’s.
(4)	Includes 2,629,117 shares for the 2005 Plan. On January 1 of each year during the term of the 2005 Plan, the total number of shares available for award purposes under the 2005 Equity will increase by the lesser of (i) 3% of the outstanding shares of our common stock on the first day of our fiscal year, (ii) 2,000,000 shares or (iii) such other amount as our Board may determine. The aggregate number of shares available for issuance under the 2005 Plan increased by 1,270,736 shares on January 1, 2011. The data presented in this table was calculated as of December 31, 2010 and does not reflect the January 1, 2011 increase. As of December 31, 2005, we ceased offering periods under the 2005 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information about the beneficial ownership of our common stock on December 5, 2011, by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Advanced Analogic Technologies Incorporated, 3230 Scott Boulevard, Santa Clara, California 95054. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 44,301,895 shares of common stock outstanding on December 5, 2011.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 5, 2011 and shares to be acquired by that person within 60 days of December 5, 2011 upon the vesting of restricted stock units. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Beneficial Owner	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Water Island Capital, LLC(1)	5,038,115	11%
Invesco Ltd.(2)	3,351,182	8%
AQR Capital Management, LLC.(3)	3,281,911	7%
Directors and Named Executive Officers:
Richard K. Williams(4)	3,660,233	8%
Brian R. McDonald(5)	310,000	1%
Kevin D’Angelo(6)	652,103	1%
Dr. Jun-Wei Chen(7)	336,562	1%
David Schwartz	—	*
Allen Lam(8)	125,000	*
Edward Lam	—	*
Samuel J. Anderson(9)	281,550	*
Jason L. Carlson(10)	12,500	*
Jaff Lin(11)	109,943	*
Thomas Redfern(12)	72,350	*
Chandramohan Subramaniam(13)	73,400	*
Executive officers and directors as a group (16 persons)(14)	6,685,517	15%

(1)

The address of Water Island Capital, LLC is 41 Madison Ave, 42nd Floor, New York, New York, 10010 as reported on Schedule 13G dated October 21, 2011 and filed with the Securities and Exchange Commission.

(2)	The address of Invesco Ltd. is Two Peachtree Pointe, 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309 as reported on Schedule 13F dated September 30, 2011 and filed with the Securities and Exchange Commission.

(3)

The address of AQR Capital Management, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830 as reported on Schedule 13F dated September 30, 2011 and filed with the Securities and Exchange Commission.

(4)	Includes 1,492,437 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 32,500 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(5)	Includes 310,000 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011.
(6)	Includes 313,237 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 1,875 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units. Also includes 19,000 shares held by Mr. D’Angelo’s spouse.
(7)	Includes 327,187 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 9,375 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(8)	Includes 125,000 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011.
(9)	Includes 169,050 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 3,750 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(10)	Includes 12,500 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(11)	Includes 81,875 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 938 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units. Also includes 22,443 shares held by Lin Family Trust. Mr. Lin, one of our directors, is the trustee of the Lin Family Trust. Mr. Lin disclaims beneficial ownership of the shares held by the Lin Family Trust except to the extent of his pecuniary interest therein. The address of Mr. Lin and the Lin Family Trust is 18340 Laurel Drive, Los Gatos, California 95030.
(12)	Includes 66,725 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 938 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(13)	Includes 67,775 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 938 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.
(14)	Includes 3,698,647 shares issuable upon the exercise of options that are exercisable within 60 days of December 5, 2011 and 167,814 shares to be acquired within 60 days of December 5, 2011 from the vesting of restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last fiscal year, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, director nominee, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Stock Option Grants	Certain stock option and restricted stock unit grants to our directors and executive officers and related option grant policies are described herein under the captions “Compensation Discussion and Analysis”, “Grants of Plan-Based Awards for 2010”, “Outstanding Equity Awards at Fiscal Year End”, “Option Exercises and Stock Vested” and “Director Compensation.”

Indemnification Agreements of Officers and Directors	Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have indemnification agreements for our directors and officers.

Policies and Procedures for Related Party Transactions	As provided by our Audit Committee charter, our Audit Committee must review and approve in advance any related party transactions. All of our directors, officers and employees are required to report to our Audit Committee any such related party transactions prior to its completion.

AUDIT COMMITTEE REPORT

The following report of the Audit Committee of the Board of Directors shall not be deemed to be “soliciting material” or “filed” with the SEC or incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following is the report of the Audit Committee of the Board of Directors. The Audit Committee oversees our accounting and financial reporting process on behalf of the Board of Directors. Our management has the primary responsibility for the financial statements and reporting process, including our internal controls over financial reporting, and its independent registered public accounting firm, Deloitte & Touche LLP, is responsible for auditing those statements. The Committee oversees and monitors management’s and the independent registered public accounting firm’s participation in the financial reporting process. The Board of Directors adopted a written charter for the Audit Committee in May 2005, most recently amended in April 2009, which details the responsibilities of the Audit Committee. A copy of this charter is available on our website at www.aati.com.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2010 with our management. This review included a discussion of the quality and acceptability of our financial reporting and controls, including the clarity of disclosures in the financial statements.

In addition, the Audit Committee has discussed with Deloitte & Touche LLP, our independent registered public accounting firm, the matters required to be discussed under the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. The Audit Committee also has received from Deloitte & Touche LLP the written disclosures and the letter required by the PCAOB regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte & Touche LLP their independence.

The Audit Committee further discussed with Deloitte & Touche LLP the overall scope and plans for its audits. The Audit Committee met periodically with Deloitte & Touche LLP, with and without management present, to discuss the results of Deloitte & Touche LLP’s examinations and evaluations of the overall quality of our financial reporting. The Audit Committee considers in advance of the provision of any non-audit services by Deloitte & Touche LLP, whether the provision of such services is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the Audit Committee’s review of the matters noted above and its discussions with our independent registered public accounting firm and our management, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K and our Annual Report to our stockholders for the year ended December 31, 2010.

Respectfully submitted by:

Jason L. Carlson, Chairman

Samuel J. Anderson

Chandramohan Subramaniam